Filed pursuant to
General Instruction II.L of Form F-10
File Number 333-275322

PROSPECTUS SUPPLEMENT

To the Short Form Base Shelf Prospectus Dated November 3, 2023

New Issue	November 18, 2025

U.S.$1,000,000,000

Cenovus Energy Inc.

U.S.$500,000,000 4.650% Notes due 2031

U.S.$500,000,000 5.400% Notes due 2036

We are offering notes due March 20, 2031, which will bear interest at the rate of 4.650% per year (the “2031 Notes”) and notes due March 20, 2036, which will bear interest at the rate of 5.400% per year (the “2036 Notes” and, together with the 2031 Notes, the “Notes”). We will pay interest on the 2031 Notes semi-annually on March 20 and September 20 of each year, beginning March 20, 2026 and we will pay interest on the 2036 Notes semi-annually on March 20 and September 20 of each year, beginning March 20, 2026. The 2031 Notes will mature on March 20, 2031 and the 2036 Notes will mature on March 20, 2036. The Notes will be direct unsecured and unsubordinated obligations ranking equally and ratably in right of payment with all of our other unsecured and unsubordinated indebtedness.

We may redeem some or all of either series of the Notes, at any time or from time to time, at the applicable redemption price described in this prospectus supplement under the section entitled “Description of the Notes – Optional Redemption”. We may also redeem all of either series of the Notes at any time if certain changes affecting Canadian withholding taxes occur. See “Description of the Notes – Tax Redemption” in this prospectus supplement.

The Notes will be issued only in registered form in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof.

Investment in the Notes involves certain risks that should be carefully considered by a prospective purchaser. See “Risk Factors” in this prospectus supplement, as well as “Risk Factors” in the prospectus.

	Price to public(1)		Underwriting commission		Proceeds to Cenovus, before expenses(1)
Per 2031 Note		99.800%		0.600%		99.200%
Total	U.S.$	499,000,000	U.S.$	3,000,000	U.S.$	496,000,000
Per 2036 Note		99.828%		0.650%		99.178%
Total	U.S.$	499,140,000	U.S.$	3,250,000	U.S.$	495,890,000

Note:

(1)	Plus accrued interest, if any, from November 20, 2025 to the date of delivery.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IFRS Accounting Standards”), which are generally accepted accounting principles (“GAAP”) in Canada. Our financial statements, which are subject to United States auditing and auditor independence standards, may not be comparable to financial statements of United States companies.

Owning the Notes may subject you to tax consequences in both the United States and Canada. This prospectus supplement and the prospectus may not describe these tax consequences fully. You should read the tax discussion contained in this prospectus supplement and the prospectus. See “Certain Income Tax Consequences – Certain Canadian Federal Income Tax Considerations” in this prospectus supplement and “Certain Income Tax Consequences – Certain United States Federal Income Tax Considerations” in this prospectus supplement.

The enforcement by investors of civil liabilities under the United States federal securities laws may be adversely affected because we are organized under the laws of Canada. Most of our directors and officers, and some or all of the experts named in this prospectus supplement, the prospectus or the documents incorporated by reference herein and therein, are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. See “Enforceability of Civil Liabilities” in the prospectus.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION OR SIMILAR AUTHORITY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We will not apply to list the Notes on any securities exchange or to include the Notes in any automated quotation system. Accordingly, there is no established trading market through which the Notes may be sold and purchasers may not be able to resell the Notes purchased under this prospectus supplement and the prospectus. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes, and the extent of issuer regulation. See “Risk Factors – An active trading market for the Notes may not develop” in this prospectus supplement.

The underwriters, as principals, are conditionally offering the Notes, subject to prior sale, if, as and when issued by us and accepted by the underwriters in accordance with the terms and conditions contained in the underwriting agreement referred to under “Underwriting” in this prospectus supplement.

We expect to deliver the Notes to purchasers through the book-entry delivery system of The Depository Trust Company (“DTC”) and its direct and indirect participants, including Euroclear Bank SA/NV (“Euroclear”) and Clearstream Banking S.A., Luxembourg (“Clearstream”), against payment therefor on or about November 20, 2025.

Joint Book-Running Managers

J.P. Morgan	CIBC Capital Markets	Goldman Sachs & Co. LLC	Mizuho

BofA Securities	MUFG	TD Securities

Senior Co-Managers

ATB Capital Markets	BMO Capital Markets	Scotiabank

Co-Manager

Desjardins Capital Markets

ABOUT THIS PROSPECTUS SUPPLEMENT

Except as set forth under “Description of the Notes” in this prospectus supplement, and unless the context otherwise requires, all references in this prospectus supplement and the prospectus to “Cenovus”, “we”, “us” and “our” mean Cenovus Energy Inc. and its consolidated subsidiaries and partnerships.

In this prospectus supplement, the prospectus, and in documents incorporated by reference in the prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars, references to “dollars”, or “$” are to Canadian dollars and all references to “U.S.$” are to United States dollars.

This document is provided in two parts. The first part is this prospectus supplement, which describes the specific terms of the Notes we are offering and also adds to and updates certain information contained in the prospectus and the documents incorporated by reference therein. The second part, the prospectus, gives more general information, some of which may not apply to the Notes we are offering. Defined terms or abbreviations used in this prospectus supplement that are not defined herein have the meanings ascribed to them in the prospectus.

This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the offering of the Notes. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus. See “Documents Incorporated by Reference” in this prospectus supplement and “Where You Can Find More Information” in this prospectus supplement and in the prospectus.

If the description of the Notes or any other information varies between this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus, you should rely on the information in this prospectus supplement.

We and the underwriters have not authorized anyone to provide you with information other than that contained in this prospectus supplement or contained in, or incorporated by reference into, the prospectus or in any free writing prospectus filed by us with the SEC or to make any representations other than those contained in this prospectus supplement or contained in, or incorporated by reference into, the prospectus or in any free writing prospectus filed by us with the SEC. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you or any representation that others may make to you. We are not, and the underwriters are not, making an offer to sell these Notes in any jurisdiction where such offer or sale is not permitted. You should assume that the information in this prospectus supplement and the prospectus, as well as the information in any document incorporated by reference into the prospectus that we previously filed with the SEC and with any securities commission or similar authority in Canada, is accurate only as of the respective dates of the applicable documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise indicated, all of the financial information included in this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus, including our Annual Financial Statements and Interim Financial Statements (each as defined herein), has been prepared in accordance with IFRS Accounting Standards, which is GAAP for publicly accountable enterprises in Canada.

GAAP for publicly accountable enterprises in Canada may differ from generally accepted accounting principles in the United States (“U.S. GAAP”). Therefore, our consolidated financial statements incorporated by reference into the prospectus may not be comparable to financial statements prepared in accordance with U.S.

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GAAP. The rules of the SEC generally do not require foreign private issuers that prepare their financial statements in accordance with IFRS Accounting Standards, such as Cenovus, to reconcile such financial statements to U.S. GAAP. Such a reconciliation would describe the principal differences between U.S. GAAP and IFRS Accounting Standards. We have not provided, nor will we provide, such information.

Certain financial measures in this prospectus supplement do not have a standardized meaning prescribed by IFRS Accounting Standards and, therefore, are specified financial measures (“Specified Financial Measures”) under applicable Canadian securities laws. These Specified Financial Measures may not be comparable to similar measures presented by other issuers. See the Specified Financial Measures advisory located in our Annual MD&A and Interim MD&A (each as defined herein) for the periods ended December 31, 2024 and September 30, 2025, respectively (available on SEDAR+ at sedarplus.ca, and on Cenovus’s website at cenovus.com). The information in each case is incorporated by reference in this prospectus supplement and provides further details regarding these Specified Financial Measures. Unless specifically incorporated by reference herein, documents and information filed on SEDAR+ or contained on our website are neither incorporated by reference in nor part of this prospectus supplement.

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PROSPECTUS SUPPLEMENT

PROSPECTUS

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EXCHANGE RATE INFORMATION

We publish our consolidated financial statements in Canadian dollars.

The following table sets forth certain exchange rates as reported by the Bank of Canada. Such rates are set forth as Canadian dollars per United States dollar and are the inverse of the daily average exchange rates quoted by the Bank of Canada for United States dollars per Canadian dollar.

	Year ended December 31,		Nine months ended September 30, 2025
	2024	2023	2025	2024
Period End	1.4389	1.3226	1.3921	1.3499
Average	1.3698	1.3497	1.3988	1.3604
Low	1.3316	1.3128	1.3558	1.3316
High	1.4416	1.3875	1.4603	1.3858

On November 17, 2025, the rate of exchange for the United States dollar, expressed in Canadian dollars, based on the Bank of Canada daily average exchange rate for United States dollars, was U.S.$1.00 equals $1.4035.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the prospectus and the documents incorporated by reference therein contain certain “forward-looking statements” and “forward-looking information” (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections, made in light of our experience and perception of historical trends. Although we believe that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

In addition to the cautionary statement below, with respect to forward-looking information contained in the documents incorporated by reference in the prospectus, prospective purchasers should refer to “Forward-Looking Information” in the AIF (as defined herein), “Advisory – Forward-looking Information” in the Annual MD&A (as defined herein), “Advisory – Forward-looking Information” in the Interim MD&A (as defined herein) and “Advisory – Forward-Looking Information” in the AGM Circular (as defined herein), as well as the advisories section of any documents incorporated by reference in the prospectus that are filed after the date of this prospectus supplement and prior to the completion of the distribution of the Notes.

This forward-looking information is identified by words such as “anticipate”, “believe”, “capacity”, “commit”, “continue”, “could”, “estimate”, “expect”, “forecast”, “future”, “intend”, “may”, “opportunities”, “outlook”, “plan”, “possible”, “potential”, “progress”, “schedule”, “seek”, “shall”, “should”, “target”, “view”, “will” and “would”, or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: the anticipated timing and closing of the offering; expectations relating to the Notes, including the payment of interest thereon and maturity thereof, the Non-Core Asset Disposition (as defined herein), including the expected timing for closing thereof; expectations relating to the Concurrent CAD Offering (as defined herein); estimated expenses of the offering of the Notes, referred to under the heading “Use of Proceeds” and elsewhere in this prospectus supplement; the anticipated use of the net proceeds of the offering of the Notes and the Concurrent CAD Offering, referred to under the heading “Use of Proceeds” and elsewhere in this prospectus supplement; the underwriters’ plan of distribution, referred to under the heading “Underwriting” and elsewhere in this prospectus supplement; the impact of the Acquisition (as defined herein) on our business; including on our consolidated capitalization, referred to under the heading “Consolidated Capitalization”; projections for 2025 and future years and our plans and strategies to realize such projections; satisfying payment obligations as they become due; financing capital expenditures; expected reserves; our priorities, including for 2025; future impact of regulatory measures; expectations related to industry data and third party sources; impacts of various risks; the availability and repayment of indebtedness; tax consequences; the relationship between Cenovus and the underwriters; and the entering into of hedging transactions, including the purchase of credit default swaps or the creation of short positions impacts thereof on the future trading price of the Notes.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include, but are not limited to: the integration of the assets acquired pursuant to the Acquisition into Cenovus’s operations; the accuracy of financial and operational projections of Cenovus; the anticipated effect of the offering of the Notes and the Concurrent CAD Offering on Cenovus’s credit ratings; forecast bitumen, crude oil and natural gas, NGLs (as defined herein), condensate and refined products prices; light-heavy crude oil price differentials; Cenovus’s ability to realize the anticipated benefits of acquisitions, including the Acquisition; the accuracy of any assessments undertaken in connection with acquisitions; forecast production and crude throughput volumes and timing thereof; forecast prices and costs; projected capital investment levels, the flexibility of capital spending plans and associated sources of funding; the absence of significant adverse changes to government policies, legislation and regulations (including related to climate change), Indigenous relations, royalty regimes, interest rates, inflation, foreign exchange rates, global economic activity, competitive conditions and the supply and demand for bitumen, crude oil and natural gas, NGLs, condensate and refined products; the political, economic and social stability of jurisdictions in which Cenovus operates; the absence of significant disruption of operations, including as a result of harsh weather conditions, natural disaster, accidents, third-party actions, civil unrest or other similar events; the prevailing climatic conditions in Cenovus’s operating locations; achievement of further cost reductions and sustainability thereof; applicable royalty regimes, including expected royalty rates; future improvements in availability of product transportation capacity; increases to Cenovus’s share price and market capitalization over the long term; opportunities to purchase Cenovus shares for cancellation under the normal course issuer bid at prices acceptable to Cenovus; Cenovus’s ability to use financial derivatives to manage its exposure to fluctuations in commodity prices, foreign exchange and interest rates; the sufficiency of cash balances, internally generated cash flows, existing credit facilities, management of Cenovus’s asset portfolio and access to capital and insurance coverage at a reasonable cost to pursue and fund future investments, sustainability and development plans and shareholder returns, including any increase thereto; Cenovus’s ability to utilize its credit facilities, and the anticipated risks related thereto; Cenovus’s ability to access various sources of debt and equity capital, generally, and on acceptable terms; realization of expected capacity to store within Cenovus’s oil sands reservoirs barrels not yet produced, including that Cenovus will be able to time production and sales of our inventory at later dates when demand has increased, pipeline and/or storage capacity has improved and future crude oil differentials have narrowed; Cenovus’s downstream business allowing it to be agile in responding to fluctuating demand for refined products and serving as a natural partial hedge in times of widening location and heavy oil differentials; Cenovus’s ability to produce from oil sands facilities on an unconstrained basis; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; the accuracy of accounting estimates and judgments; Cenovus’s ability to obtain necessary regulatory and partner approvals; the successful, timely and cost effective implementation of capital projects, development projects or stages thereof; Cenovus’s ability to generate sufficient cash flow to meet current and future obligations, including with respect to the Notes; estimated abandonment and reclamation costs, including associated levies and regulations applicable thereto; Cenovus’s ability to obtain and retain qualified staff and equipment in a timely and cost-efficient manner; Cenovus’s ability to complete acquisitions and dispositions, including with desired transaction metrics and within expected timelines; the accuracy of climate scenarios and assumptions, including third-party data on which Cenovus relies; ability to access and implement all technology and equipment necessary to achieve expected future results, including in respect of environmental, social and governance targets and the Pathways Alliance project, the commercial viability and scalability of related technology and products; collaboration with the government and industry organizations; market and business conditions; forecast inflation and other assumptions inherent in Cenovus’s 2025 guidance; the availability of Indigenous owned or operated businesses and Cenovus’s ability to retain them; and other risks and uncertainties described from time to time in the filings Cenovus makes with securities regulatory authorities.

The risk factors and uncertainties that could cause our actual results to differ materially from the forward-looking information, include, but are not limited to: Cenovus’s ability to realize the anticipated benefits of the Acquisition in a timely manner, or at all; unexpected costs related to the Acquisition; the anticipated effect of the offering of the Notes and the Concurrent CAD Offering on Cenovus’s credit ratings; increased litigation or negative public perception as a result of the Acquisition; increased indebtedness of Cenovus, and the associated impacts therefrom; Cenovus’s ability to utilize its credit facilities, and the anticipated risks related thereto; Cenovus’s ability to successfully integrate acquired businesses with its own in a timely and cost effective manner, including the Acquisition; risks and unforeseen or underestimated liabilities associated with acquisitions and dispositions, including the Acquisition, and the impacts thereof; Cenovus’s ability to access or implement some or all of the technology necessary to efficiently and effectively operate its assets; volatility of and other assumptions regarding commodity prices; the duration of any market downturn; Cenovus’s ability to integrate upstream and downstream operations to help mitigate the impact of volatility in light-heavy crude oil differentials and contribute to its net earnings; foreign exchange risk, including related to agreements denominated in foreign currencies; Cenovus’s continued liquidity being sufficient to sustain operations through a prolonged market downturn; Cenovus’s ability to realize the expected impacts of its capacity to store within its oil sands reservoirs barrels not yet produced, including possible inability to time production and sales at later dates when pipeline and/or storage capacity and crude oil differentials have improved; the effectiveness of Cenovus’s risk management program; the accuracy of Cenovus’s outlook for commodity prices, the impact of tariffs and responses thereto, currency and interest rates; product supply and demand; the accuracy of Cenovus’s share price and market capitalization assumptions; market competition, including from alternative energy sources; risks inherent in Cenovus’s marketing operations, including credit risks, exposure to counterparties and partners, including the ability and willingness of such parties to satisfy contractual obligations in a timely manner; risks inherent in the operation of Cenovus’s crude-by-rail terminal, including health, safety and environmental risks; Cenovus’s ability to maintain desirable ratios of net debt to Adjusted EBITDA and net debt to adjusted funds flow; Cenovus’s ability to access various sources of debt and equity capital, generally, and on acceptable terms; Cenovus’s ability to finance growth and sustaining capital expenditures; the ability to complete and optimize drilling, completion, tie-in and infrastructure projects; the ability of Cenovus to ramp-up activities at its refineries on its anticipated timelines; changes in credit ratings applicable to Cenovus or any of its securities; changes to Cenovus’s dividend plans; Cenovus’s ability to utilize tax losses in the future; tax audits and reassessments; the accuracy of Cenovus’s reserves, future production and future net revenue estimates; the accuracy of Cenovus’s accounting estimates and judgements; Cenovus’s ability to replace and expand crude oil and natural gas reserves; the costs to acquire exploration rights, undertake geological studies, appraisal drilling and project developments; potential requirements under applicable accounting standards for impairment or reversal of estimated recoverable amounts of some or all of Cenovus’s assets or goodwill from time to time; Cenovus’s ability to maintain its relationships with its partners and to successfully manage and operate its integrated operations and business; reliability of Cenovus’s assets including in order to meet production targets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; the occurrence of unexpected events resulting in operational interruptions, including at facilities operated by our partners or third parties, such as blowouts, fires, explosions, railcar incidents or derailments, aviation incidents, iceberg collisions, gaseous leaks, migration of harmful substances, loss of containment, releases or spills, including releases or spills from offshore facilities and shipping vessels at terminals or hubs and as a result of pipeline or other leaks, corrosion, epidemics or pandemics, and catastrophic events, including, but not limited to, war, adverse sea conditions, extreme weather events, natural disasters, acts of activism, vandalism and terrorism, and other accidents or hazards that may occur at or during transport to or from commercial or industrial sites and other accidents or similar events; refining and marketing margins; cost escalations, including inflationary pressures on operating costs, such as labour, materials, natural gas and other energy sources used in oil sands processes and downstream operations and increased insurance deductibles or premiums; the cost and availability of equipment necessary to Cenovus’s operations; potential failure of products to achieve or maintain acceptance in the market; risks associated with the energy industry’s and Cenovus’s reputation, social license to operate and litigation related thereto; unexpected cost increases or technical difficulties in operating, constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining bitumen and/or crude oil into petroleum and chemical products; risks associated with technology and equipment and its application to Cenovus’s business, including potential cyberattacks; geopolitical and other risks associated with Cenovus’s international operations; risks associated with climate change and Cenovus’s assumptions relating thereto; the timing and the costs of well and pipeline construction; Cenovus’s ability to access markets and to secure adequate and cost effective product transportation including sufficient pipeline, crude-by-rail, marine or alternate transportation, including to address any gaps caused by constraints in the pipeline system or storage capacity; availability of, and Cenovus’s ability to attract and retain, critical and diverse talent; possible failure to obtain and retain qualified leadership and personnel, and equipment in a timely and cost efficient manner; changes in labour demographics and relationships, including with any unionized workforces; unexpected abandonment and reclamation costs; changes in the regulatory frameworks, permits and approvals in any of the locations in which Cenovus operates or to any of the infrastructure upon which it relies; government actions or regulatory initiatives to curtail energy operations or pursue broader climate change agendas; changes to regulatory approval processes and land use designations, royalty, tax, environmental, GHG, carbon, climate change and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on Cenovus’s business, its financial results and Annual Financial Statements (as defined herein); changes in general economic, market and business conditions; the impact of production agreements among OPEC+ and non-OPEC+ members; the political, social and economic conditions in the jurisdictions in which Cenovus operates or supplies; the status of Cenovus’s relationships with the communities in which it operates, including with Indigenous communities; the occurrence of unexpected events such as protests, pandemics, war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits, shareholder proposals and regulatory actions against Cenovus.

Statements relating to “reserves” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The guidance in respect of Cenovus’s expectations of future periods in this prospectus supplement may be considered to be a financial outlook for the purposes of applicable Canadian securities laws. Such information is based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s assessment of the relevant information currently available, and which may become available in the future. These projections constitute forward-looking statements and are based on several material factors and assumptions set out above. Actual results may differ significantly from such projections. See above for a discussion of certain risks that could cause actual results to vary. The financial outlook contained in this prospectus supplement has been approved by management as of the date of this prospectus supplement. Readers are cautioned that any such financial outlook contained herein should not be used for purposes other than those for which it is disclosed herein. Cenovus and its management believe that the financial outlook contained in this prospectus supplement has been prepared based on assumptions that are reasonable in the circumstances, reflecting management’s best estimates and judgments, and represents, to the best of management’s knowledge and opinion, expected and targeted financial results. However, because this information is highly subjective, it should not be relied on as necessarily indicative of future results.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information. You should carefully consider the matters discussed under “Risk Factors” in this prospectus supplement and in the prospectus. You should also refer to “Risk Management and Risk Factors” in the Annual MD&A (as defined herein) and Interim MD&A (as defined herein), each as incorporated by reference in the prospectus, and to the risk factors described in other documents incorporated by reference in the prospectus.

You should not place undue reliance on the forward-looking information contained in this prospectus supplement, the prospectus or the documents incorporated by reference in the prospectus, as actual results achieved will vary from such forward-looking information and the variations may be material. We make no representation that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the forward-looking information contained in this prospectus supplement, the prospectus or the documents incorporated by reference in the prospectus is made as of the date of this prospectus supplement or the prospectus, or as of the date specified in the documents incorporated by reference therein, as the case may be. Except as required by applicable securities laws, we undertake no obligation to update publicly or otherwise revise any forward-looking information or the foregoing lists of factors affecting forward-looking information, whether as a result of new information, future events or otherwise.

Information on or connected to our website at cenovus.com does not form part of this prospectus supplement unless expressly incorporated by reference herein. Reference to our website is intended to be an inactive textual reference.

This cautionary statement qualifies all forward-looking information contained in this prospectus supplement, the prospectus or the documents incorporated by reference in the prospectus.

INDUSTRY DATA AND THIRD PARTY SOURCES

This prospectus supplement includes information and data obtained from third party sources, industry publications and publicly available information, as well as information prepared by management on the basis of its knowledge of the industry in which Cenovus operates, including management’s estimates and assumptions relating to the industry based on that knowledge. Management believes that such information and data are accurate and that its estimates and assumptions are reasonable, but there can be no assurance as to the accuracy or completeness of this information and data. Third party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. Although management believes the information and data it obtained from third party sources to be reliable, Cenovus has not independently verified any of such information or data nor has Cenovus ascertained the underlying economic or other assumptions relied upon by such sources and cannot and does not provide any representation or assurance as to the accuracy or completeness of the information or data, or appropriateness of the information or data for any particular analytic purpose and, accordingly, disclaims any liability in relation to such information and data. Cenovus has no intention and undertakes no obligation to update or revise any information or data, whether as a result of new information, future events or otherwise, except as required by law.

NOTE RELATING TO RESERVES DISCLOSURE

The securities regulatory authorities in Canada have adopted National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), which imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities. NI 51-101 requires oil and gas issuers, in their filings with Canadian securities regulatory authorities, to disclose proved and probable reserves, and to disclose reserves and production on a gross basis before deducting royalties. Proved reserves are reserves that can be estimated with a high degree of certainty to be recoverable. Probable reserves are those additional reserves that are less certain to be recovered.

We are permitted to disclose reserves in accordance with Canadian securities law requirements and the disclosure in certain of the documents incorporated by reference in this prospectus supplement includes reserves designated as probable reserves.

The SEC definitions of proved and probable reserves are different from the definitions contained in NI 51-101; therefore, proved and probable reserves disclosed in the documents incorporated by reference in this prospectus supplement in compliance with NI 51-101 may not be comparable to United States disclosure standards. The SEC requires United States oil and gas reporting companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and production due to others but permits the optional disclosure of probable reserves.

As permitted by NI 51-101, we have determined and disclosed the net present value of future net revenue from our reserves in our NI 51-101 compliant reserves disclosure using forecast prices and costs. The SEC requires that reserves and related future net revenue be estimated based on historical twelve-month average prices, but permits the optional disclosure of revenue estimates based on different price and cost criteria, including standardized future prices.

For additional information regarding the presentation of our reserves and other oil and gas information, see the section entitled “Reserves Data and Other Oil and Gas Information” in the AIF, which is incorporated by reference in this prospectus supplement.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation incorporated under and governed by the Canada Business Corporations Act (the “CBCA”). Most of our directors and officers, and some or all of the experts named in this prospectus supplement, the prospectus and the documents incorporated by reference herein and therein, are residents of Canada or otherwise reside outside of the United States and a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of Notes who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Notes who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under United States federal securities laws. We have been advised by our Canadian counsel, McCarthy Tétrault LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by McCarthy Tétrault LLP, however, that there is a real doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10, of which this prospectus supplement and the prospectus forms a part (the “registration statement”), an appointment of agent for service of process and undertaking on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of the Notes under this prospectus supplement and the prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, under the United States Securities Act of 1933, as amended (the “United States Securities Act”), a registration statement on Form F-10 relating to the offering of the Notes. This prospectus supplement and the prospectus, which constitute a part of the registration statement, do not contain all of the information set forth in the registration statement, certain items of which are contained in the exhibits to the registration statement, as permitted or required by the rules and regulations of the SEC. Items of information omitted from this prospectus supplement or the prospectus but contained in the registration statement will be available on the SEC’s website at www.sec.gov.

We file certain reports with, and furnish other information to, the SEC and certain securities regulatory authorities of Canada. We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance with the Exchange Act, we also file reports with and furnish other information to the SEC. Under the multi-jurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the provincial and territorial securities regulatory authorities of Canada, which requirements are different from those of the United States. The reports filed with, and other information furnished to, the SEC are available from the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov, as well as from commercial document retrieval services. The reports filed with, and other information furnished to, the securities regulatory authorities of Canada are available under our profile on the System for Electronic Data Analysis and Retrieval + (“SEDAR+”) at sedarplus.ca. Unless specifically incorporated by reference herein, documents filed or furnished by Cenovus on SEDAR+ or EDGAR are neither incorporated by reference in nor part of this prospectus supplement.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into the prospectus from documents filed with the securities regulatory authorities in each of the provinces and territories of Canada and with the SEC. Copies of the documents incorporated by reference into the prospectus may be obtained on request without charge from our Corporate Secretary at 4100, 225 6th Avenue S.W., Calgary, Alberta, Canada T2P 0M5, telephone: (403) 766-2000. These documents are also available through the internet on SEDAR+, which can be accessed at sedarplus.ca and on EDGAR, which can be accessed at www.sec.gov.

This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the offering of the Notes.

As of the date hereof, the following documents filed with, or furnished to, the securities commissions or similar authorities in each of the provinces and territories of Canada and with the SEC are specifically incorporated by reference in and form an integral part of the prospectus, as supplemented by this prospectus supplement:

(a)	our audited annual consolidated financial statements and auditor’s report thereon as at and for the years ended December 31, 2024 and 2023 (the “Annual Financial Statements”);

(b)	our management’s discussion and analysis for the year ended December 31, 2024 (the “Annual MD&A”);

(c)	our unaudited interim consolidated financial statements as at and for the three and nine months ended September 30, 2025 (the “Interim Financial Statements”);

(d)	our management’s discussion and analysis for the three and nine months ended September 30, 2025 (the “Interim MD&A”);

(e)	our annual information form for the year ended December 31, 2024 dated February 19, 2025 (the “AIF”);

(f)	our management information circular dated March 12, 2025 in connection with an annual meeting of shareholders held on May 8, 2025 (the “AGM Circular”); and

(g)

our material change report dated September 2, 2025 relating to the entering into of the arrangement agreement (the “Arrangement Agreement”) dated August 21, 2025 between Cenovus and MEG Energy Corp. (“MEG”) in connection with the Acquisition.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any annual information form, annual financial statements (together with the auditor’s report thereon), information circular, interim financial statements, management’s discussion and analysis, material change reports (excluding confidential material change reports) or business acquisition reports filed by us with the securities commissions or similar authorities in the relevant provinces and territories of Canada subsequent to the date of this prospectus supplement and prior to the termination of the offering of the Notes under any prospectus supplement shall be deemed to be incorporated by reference into this prospectus supplement. These documents are available through the internet on SEDAR+ at sedarplus.ca.

In addition, any similar documents we file with, or furnish to, the SEC in our periodic reports on Form 6-K or annual reports on Form 40-F, and any other documents filed with, or furnished to, the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case after the date of this prospectus supplement and prior to the termination of the offering of the Notes, shall be deemed to be incorporated by reference into the registration statement of which this prospectus supplement forms a part, if and to the extent expressly provided in such reports. Further, prior to the termination of the offering of the Notes and to the extent that any document or information incorporated by reference into the prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which the prospectus forms a part.

Any statement contained in the prospectus, in this prospectus supplement or in a document (or part thereof) incorporated by reference, or deemed to be incorporated by reference in the prospectus shall be deemed to be modified or superseded for purposes of this prospectus supplement and the prospectus, to the extent that a statement contained herein or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in the prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus supplement or the prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

SUMMARY OF THE OFFERING

The following information is a summary only and is to be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing elsewhere in this prospectus supplement, the prospectus and in the documents incorporated by reference in the prospectus. For a more detailed description of the terms of the Notes see “Description of the Notes” in this prospectus supplement and “Description of Debt Securities” in the prospectus.

Issuer	Cenovus Energy Inc.

Securities Offered	U.S.$500,000,000 aggregate principal amount of 4.650% notes due 2031.

U.S.$500,000,000 aggregate principal amount of 5.400% notes due 2036.

Maturity Date	The 2031 Notes will mature on March 20, 2031 and the 2036 Notes will mature on March 20, 2036.

Interest	The 2031 Notes will bear interest from November 20, 2025 at the rate of 4.650% per year and the 2036 Notes will bear interest from November 20, 2025 at the rate of 5.400% per year.

Interest Payment Dates	Interest on the 2031 Notes will be payable semi-annually in arrears on March 20 and September 20 of each year, with the first interest payment date on March 20, 2026 and interest on the 2036 Notes will be payable semi-annually in arrears on March 20 and September 20 of each year, with the first interest payment date on March 20, 2026.

Ranking	The Notes are our direct unsecured and unsubordinated obligations ranking equally and ratably in right of payment with all of our other unsecured and unsubordinated indebtedness. The Notes will be structurally subordinated to all existing and future indebtedness and liabilities of any of our subsidiaries and partnerships. A substantial portion of our operations are conducted through subsidiaries and partnerships. See “Description of the Notes – Ranking and Other Indebtedness” and “Risk Factors” in this prospectus supplement.

Optional and Tax Redemption	We may redeem either series of the Notes, in whole or in part, at our option, at any time or from time to time, at the applicable redemption price described in this prospectus supplement. See “Description of the Notes – Optional Redemption” in this prospectus supplement. We may also redeem, in whole and not in part, either series of the Notes, at the applicable redemption price described in this prospectus supplement at any time in the event certain changes affecting Canadian or other applicable withholding taxes occur. See “Description of the Notes – Tax Redemption” in this prospectus supplement.

Additional Amounts

Any payments made by us under or with respect to either series of the Notes will be made free and clear of and without withholding or deduction for Canadian taxes unless required to be withheld or deducted by law or by the interpretation or administration thereof. If we are so required to withhold or deduct for Canadian taxes with respect to a payment on, or in respect of, either series of the Notes, subject to certain limitations, we will pay, as additional interest, the additional amount necessary so that the net amount received by the holders of such Notes after such withholding or deduction is not less than the amount that such holders would have received in the absence of the withholding or deduction. See “Description of the Notes – Payment of Additional Amounts” in this prospectus supplement.

Use of Proceeds	We estimate that the net proceeds from this offering of Notes will be approximately U.S.$988 million after deducting estimated expenses payable by us of approximately U.S.$4 million and underwriting commissions. We intend to use the net proceeds from this offering, together with the proceeds from the Concurrent CAD Offering, to fund the redemption of our $750 million aggregate principal amount of 3.60% senior notes due 2027 (the “CAD 2027 Notes”) and our U.S.$373 million aggregate principal amount of 4.25% senior notes due 2027 (the “US 2027 Notes”, together with the CAD 2027 Notes, the “2027 Notes”), to fund the redemption of MEG’s U.S.$600 million aggregate principal amount of 5.875% senior notes due 2029 (the “MEG Notes”) and for general corporate purposes. Pending any such use of the net proceeds of the offering, Cenovus may either invest the net proceeds from the offering in bank deposits and/or other money market instruments or temporarily reduce short-term indebtedness.

See “Use of Proceeds” in this prospectus supplement.

Tax Considerations	You should be aware that the acquisition, ownership and disposition of the Notes may have tax consequences both in Canada and the United States. See “Certain Income Tax Consequences – Certain Canadian Federal Income Tax Considerations” and “Certain Income Tax Consequences – Certain United States Federal Income Tax Considerations” in this prospectus supplement.

Form and Denomination	The 2031 Notes and the 2036 Notes will each be represented by one or more fully registered global notes (the “Global Notes”) registered in the name of a nominee of The Depository Trust Company (“DTC”). The Notes will be issued in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof. See “Book-Entry System” in this prospectus supplement. Except as described under “Description of the Notes – Debt Securities in Global Form Notes” in this prospectus supplement, Notes in definitive form will not be issued.

Governing Law	State of New York.

Trustee	The Bank of New York Mellon (the “Trustee”).

Risk Factors	Investing in the Notes involves certain risks. Before making an investment decision, you should carefully consider the risks and uncertainties described under “Risk Factors” in this prospectus supplement and the prospectus and under “Risk Management and Risk Factors” in the Annual MD&A and Interim MD&A.

Concurrent Offering	Concurrently with this offering, we are separately offering $650,000,000 aggregate principal amount of senior unsecured notes due 2033 and $550,000,000 aggregate principal amount of senior unsecured notes due 2035 (the “Concurrent CAD Offering”) pursuant to a separate prospectus supplement to be filed with the securities regulatory authorities in each of the provinces and territories of Canada on or about the date hereof. We expect to use the net proceeds of the Concurrent CAD Offering of approximately $1,188 million (after deducting the underwriters’ commission and our estimated expenses of the Concurrent CAD Offering), together with the net proceeds from this offering of Notes, as described under “Use of Proceeds” in this prospectus supplement. This prospectus supplement is not an offer to sell or the solicitation of an offer to buy the debt securities offered in the Concurrent CAD Offering, and such debt securities will be offered solely pursuant to the separate prospectus supplement relating to the Concurrent CAD Offering. This offering is not conditioned upon the consummation of the Concurrent CAD Offering, and there can be no assurance that the Concurrent CAD Offering will be consummated.

CENOVUS ENERGY INC.

Cenovus is a Canadian-based integrated energy company headquartered in Calgary, Alberta. Our common shares (“Cenovus Shares”) and common share purchase warrants (“Cenovus Warrants”) are listed on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”). Our cumulative redeemable preferred shares series 1 and 2 are listed on the TSX. We are one of the largest Canadian-based crude oil and natural gas producers, with upstream operations in Canada and the Asia Pacific region, and one of the largest Canadian-based refiners and upgraders, with downstream operations in Canada and the U.S.

Our upstream operations include oil sands projects in northern Alberta; thermal and conventional crude oil, natural gas and natural gas liquids (“NGLs”) projects across Western Canada; crude oil production offshore Newfoundland and Labrador; and natural gas and NGLs production offshore China and Indonesia. Our downstream operations include upgrading and refining operations in Canada and the U.S., and commercial fuel operations across Canada.

Our operations involve activities across the full value chain to produce, refine, transport and market crude oil, natural gas and refined petroleum products in Canada and internationally. Our physically and economically integrated upstream and downstream operations help us mitigate the impact of volatility in light-heavy crude oil price differentials and contribute to our net earnings by capturing value from crude oil, natural gas and NGLs production through to the sale of finished products such as transportation fuels.

Our registered and head office is located at 4100, 225 6th Ave S.W., Calgary, Alberta, Canada T2P 0M5.

RECENT DEVELOPMENTS

The MEG Acquisition

On November 13, 2025, Cenovus completed its acquisition of MEG pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the “Acquisition”), whereby Cenovus acquired all of the issued and outstanding common shares of MEG (the “MEG Shares”), excluding MEG Shares already owned by Cenovus, for aggregate consideration of (i) $3.4 billion cash; and (ii) 143.9 million Cenovus Shares. From October 8, 2025, to October 15, 2025, Cenovus acquired an aggregate of 25 million MEG Shares for aggregate consideration of $752 million in cash (the “MEG Share Purchase”). Cenovus assumed approximately $800 million of estimated net debt, including the MEG Notes, on closing of the Acquisition. The Acquisition was not a “significant acquisition” under applicable Canadian securities laws.

In connection with the Acquisition, Cenovus entered into a non-revolving term credit facility in an aggregate principal amount of up to $2.7 billion (the “Term Facility”) with Canadian Imperial Bank of Commerce and JPMorgan Chase Bank, N.A., Toronto Branch, as joint bookrunners and co-lead arrangers, and with certain other financial institutions, as lenders (collectively, the “Lenders”) and Canadian Imperial Bank of Commerce, as administrative agent for the Lenders. The Term Facility will mature on February 28, 2029.

The cash component of the consideration for the Acquisition was financed through a combination of cash on hand and drawing $2.7 billion under the Term Facility.

The Acquisition resulted in a combination of two leading SAGD oil sands producers and consolidated adjacent, fully contiguous and highly complementary assets at Christina Lake, enabling integrated development of the region and unlocking significantly accelerated access to previously stranded resources. The Acquisition immediately added approximately 110,000 barrels per day of low-cost, long-life oil sands production to Cenovus.

Asset Dispositions

On September 30, 2025, Cenovus completed the disposition of our 50% interest in WRB Refining LP to our joint venture partner Phillips 66 (the “WRB Asset Disposition”) for aggregate gross proceeds to Cenovus of U.S.$1.3 billion in cash, or approximately $1.8 billion (net of preliminary closing adjustments). Such proceeds were received on October 1, 2025.

On October 26, 2025, Cenovus entered into an agreement for the sale of certain non-core assets to Strathcona Resources Ltd. for total proceeds of up to $150 million, comprised of $75 million cash to be paid on closing and up to $75 million in variable consideration dependent on future commodity prices (the “Non-Core Asset Disposition”). These include the Vawn thermal heavy oil asset in Saskatchewan and certain undeveloped lands in western Saskatchewan and Alberta. Closing of the Non-Core Asset Disposition is expected in the fourth quarter of 2025.

RISK FACTORS

In addition to the risk factors set forth below, additional risk factors relating to our business are discussed in our Annual MD&A and Interim MD&A under “Advisory – Forward-Looking Information” and “Risk Management and Risk Factors” and certain other documents incorporated by reference or deemed to be incorporated by reference in the prospectus, which risk factors are incorporated by reference herein. Prospective purchasers of the Notes should consider carefully the risk factors set forth below, as well as the other information contained in this prospectus supplement, the prospectus, or incorporated by reference in the prospectus before purchasing the Notes offered hereby. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows, or your investment in the Notes could be materially adversely affected.

We may be unable to generate sufficient cash flow to service our debt obligations, including the Notes.

We cannot assure you that our business will generate sufficient cash flow to enable us to service our indebtedness, including the Notes, or to make anticipated capital expenditures. Our ability to pay our expenses and satisfy our debt obligations, refinance our debt obligations and fund planned capital expenditures will depend on our future performance, which will be affected by general economic, financial, competitive, legislative, regulatory and other factors beyond our control, including commodity prices. Based upon current levels of operations, we believe that cash flow from operations and available cash will be adequate for the foreseeable future to meet our anticipated requirements for working capital, capital expenditures and scheduled payments of principal and interest on our indebtedness, including the Notes. However, if we are unable to generate sufficient cash flow from operations or to borrow sufficient funds in the future to service our debt, we may be required to sell assets, reduce capital expenditures, refinance all or a portion of our then existing indebtedness (including the Notes) and/or obtain additional financing. We cannot assure you that we will be able to refinance our debt, sell assets or incur additional indebtedness on terms acceptable to us, or at all.

In certain circumstances the Notes may be subordinated to the security interests of our lenders and the indebtedness and other liabilities of our subsidiaries and partnerships.

The Notes are unsecured and therefore will be effectively subordinated to any secured indebtedness of Cenovus to the extent of the value securing such debt. Although our various debt instruments restrict secured indebtedness, a substantial amount of such indebtedness may be incurred. In addition, our subsidiaries and partnerships may incur indebtedness, subject to certain limitations. The Notes will be effectively subordinated to creditors of our subsidiaries and partnerships, in that our right to participate as a stockholder or partner in the distribution of the assets of any subsidiary or partnership, as the case may be, upon any such distribution would be subject to the prior claims of the creditors of such subsidiary or partnership, as the case may be. We conduct a substantial portion of our business through corporate and partnership subsidiaries.

The Indenture (as defined herein) permits us, at any time and from time to time, to complete reorganizations with any of our wholly-owned direct or indirect subsidiaries provided that certain conditions are met. In the event of any such reorganization, the Notes may continue to be our obligations in circumstances where our assets are comprised of (and potentially limited to) our ownership interest in the subsidiaries through which our operations are thereafter conducted. Such subsidiaries, which following completion of a reorganization may hold all of the assets formerly held by us, are not restricted under the Indenture with respect to subsequent asset dispositions or incurring indebtedness. See “Description of the Notes – Certain Covenants – Consolidation, Amalgamation, Merger and Sale of Assets” in this prospectus supplement.

The Notes do not restrict our ability to incur additional debt or prohibit us from taking other action that could negatively impact holders of the Notes.

We are not restricted under the terms of the Indenture or the Notes from incurring additional indebtedness. The terms of the Indenture limit our ability to secure additional debt without also securing indebtedness under the

Indenture, including the Notes. However, these limitations are subject to significant exceptions. See “Description of the Notes – Certain Covenants – Limitation on Liens” in this prospectus supplement. In addition, the Notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt, secure existing or future debt or take a number of other actions that are not limited by the terms of the Indenture or the Notes, including repurchasing subordinated indebtedness or equity securities or transferring assets to our parent if we were to form a holding company, could have the effect of diminishing our ability to make payments on the Notes when due, causing a loss in the trading value of the Notes, if any, and increasing the risk that the credit ratings assigned to the Notes will be lowered or withdrawn.

Credit ratings assigned to the Notes may not remain in effect or may change in the future and may not reflect all risks associated with an investment in the Notes.

Our perceived creditworthiness and changes in credit ratings assigned to the Notes may affect the market price or value and the liquidity of the Notes. There is no assurance that the credit ratings assigned to the Notes will remain in effect for any given period of time or that the credit ratings will not be revised or withdrawn entirely in the future by the relevant rating agency. Real or anticipated changes in credit ratings assigned to the Notes may affect the market value of the Notes.

Credit ratings assigned to the Notes by independent rating agencies may not reflect all risks associated with an investment in the Notes. Any credit ratings assigned to the Notes are an independent assessment of our ability to repay the obligations represented thereby. The credit ratings, however, may not reflect the potential impact on the value of the Notes of risks related to structure, market or other factors discussed in this prospectus supplement, the prospectus or the documents incorporated by reference in the prospectus.

We have the right to redeem the Notes before their respective maturity dates.

We have the right to redeem the Notes in the circumstances described under “Description of the Notes – Optional Redemption”. These redemption rights may, depending on prevailing market conditions at the time, create reinvestment risk for the holders of Notes in that they may be unable to find a suitable replacement investment with a comparable return to the Notes.

An active trading market for the Notes may not develop.

There is no existing trading market for the Notes. We do not intend to apply to list the Notes on any securities exchange or any automated quotation system. Accordingly, there can be no assurance that a trading market for the Notes will ever develop or will be maintained. If a trading market does not develop or is not maintained, you may find it difficult or impossible to resell the Notes. Further, there can be no assurance as to the liquidity of any market that may develop for the Notes, your ability to sell the Notes or the price at which you will be able to sell the Notes. Future trading prices of the Notes will depend on many factors, including prevailing interest rates, our financial condition and results of operations, the then-current ratings, if any, assigned to the Notes, and the markets for similar securities. Any trading market that develops would be affected by many factors independent of and in addition to the foregoing, including:

(a)	the number of holders of the Notes;

(b)	the interest of securities dealers in making a market for the Notes;

(c)	our credit ratings with major credit rating agencies; and

(d)	the level, direction and volatility of market interest rates generally.

See “Underwriting – New Issue of Notes” in this prospectus supplement.

Prevailing interest rates for comparable securities will affect the market price or value of the Notes.

Prevailing interest rates will affect the market price or value of the Notes. Assuming all other factors remain unchanged, the market price or value of the Notes may decline as prevailing interest rates for comparable debt securities rise.

Certain bankruptcy and insolvency and restructuring laws may impair your ability to enforce your rights or remedies under the Indenture.

In addition to the limitations described elsewhere herein, your ability and the rights of any trustee who represents the holders of the Notes to enforce your rights or remedies under the Indenture may be significantly impaired by the provisions of applicable Canadian federal bankruptcy, insolvency, other restructuring legislation and reorganization, including under the CBCA, or similar proceedings, including Canadian federal or provincial receivership laws. For example, the Bankruptcy and Insolvency Act (Canada) (the “BIA”) and the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) contain provisions enabling an insolvent debtor to obtain a stay of proceedings against its creditors and others and to prepare and file a proposal or a plan of arrangement and reorganization for consideration by all or some of its creditors, to be voted on by the various classes of creditors affected thereby. The CBCA contains provisions that enable a corporation constituted or continued thereunder to obtain a stay of proceedings in order to undertake a restructuring or arrangement under the provisions of that statute. Such a restructuring proposal or arrangement and reorganization, if accepted by the requisite majority of each class of affected creditors or approved by the affected security holders, as applicable, and approved by the Canadian court, would be binding on all affected creditors or security holders, as applicable, including any creditor or security holder who voted in opposition. Moreover, certain provisions of Canadian insolvency legislation permit an insolvent debtor to retain possession and administration of its property in certain circumstances, subject to court oversight, even though such debtor may be in default in respect of certain of its obligations during the period that the stay of proceedings remains in place.

Specifically, under the BIA, upon the commencement of a proceeding, an automatic stay goes into effect that may, among other things, stay:

(a)

the commencement or continuation of any action or proceeding against the debtor that was or could have been commenced before the commencement of the proceeding to recover a claim against the debtor that arose before the commencement of the proceeding;

(b)	any act to obtain possession of, or control over, property of the debtor’s estate;

(c)	any act to create, perfect, or enforce any lien against property of the debtor’s estate; and

(d)	any act to collect or recover a claim against the debtor that arose before the commencement of the proceeding.

Proceedings launched under the CCAA (and Canadian federal or provincial receivership laws) do not result in an automatic stay but stays of proceedings are routinely granted by the courts. Upon the commencement of an insolvency proceeding, creditors are usually prohibited from enforcing their claim against the assets of the debtor. A creditor may seek relief from the stay of proceedings from the court to take any of the acts described above that would otherwise be prohibited by the stay. Canadian bankruptcy courts have broad discretionary powers in determining whether to grant a creditor relief from any stay of proceedings.

The powers of the court under Canadian bankruptcy, insolvency and restructuring legislation and Canadian federal and provincial receivership laws, and particularly under the CCAA, are exercised broadly to protect a debtor and its estate from actions taken by creditors and others. A Canadian court may not require that payments under the Notes be made during any proceedings in bankruptcy, receivership, insolvency or other restructuring. We cannot predict whether or when you or any trustee could exercise their rights under the Indenture or whether, and to what extent, if any, the holders of the Notes would be compensated for any delays in payment of principal, interest and costs, including fees and disbursements of any trustee. Accordingly, if we were to become subject to any such insolvency proceedings, we may cease making payments on the Notes and you and the Trustee (as defined herein) may not be able to exercise your rights under the Indenture following commencement of or during such insolvency proceedings without leave of the court.

In certain insolvency proceedings, a court may also authorize the creation of priority charges ranking ahead of other creditors (including secured creditors) to secure certain payables and costs of proceedings, including, without limitation, debtor-in-possession or interim financing, the administration costs of the insolvency proceeding, directors’ and officers’ indemnification, payments to critical suppliers and retention payments to key employees. Additionally, certain statutory priority claims and trust claims must be satisfied before any distributions can be made to creditors. In the event of an insolvency proceeding, any of our property will be available to pay obligations on the Notes only after valid trust claims and the claims of creditors with higher ranking claims on such property have been satisfied.

You might have difficulty enforcing your rights against us and our directors and officers.

We are a corporation incorporated under and governed by the CBCA. Most of our directors and officers, and some or all of the experts named in this prospectus supplement, the prospectus and the documents incorporated by reference therein, are residents of Canada or otherwise reside outside of the United States and a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of Notes who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Notes who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under United States federal securities laws. We have been advised by our Canadian counsel, McCarthy Tétrault LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by McCarthy Tétrault LLP, however, that there is a real doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

Management will have discretion in the use of proceeds and may use the net proceeds in ways that you may not consider desirable.

As described under “Recent Developments” and “Use of Proceeds” in this prospectus supplement, we currently intend to allocate the net proceeds from this offering, together with the net proceeds from the Concurrent CAD Offering, to fund the redemption of the 2027 Notes and the MEG Notes and for general corporate purposes. However, management will have discretion in the actual application of the net proceeds, and may elect to allocate proceeds differently from that described herein. Management may use the net proceeds of this offering in ways that an investor may not consider desirable. The results and effectiveness of the application of the net proceeds are uncertain. The failure by management to apply these funds effectively could have a material adverse effect on our business, prospects, financial condition, results of operations or cash flows, or your investment in the Notes.

Additionally, the completion of this offering is not conditional on the completion of the Concurrent CAD Offering, and closing of this offering may occur in circumstances where the Concurrent CAD Offering is not completed. The completion of the Concurrent CAD Offering is subject to certain customary conditions. Accordingly, there can be no certainty, nor can we provide any assurance, that the Concurrent CAD Offering will be completed. If the Concurrent CAD Offering is not completed, we will not have all of the net proceeds that we require to effect the expected use of proceeds from such offerings. If the Concurrent CAD Offering is not completed, we could determine, including in the near term, to issue additional securities to fund our operations.

We may incur additional indebtedness and may face risks relating to our ability to access financing and service our debt.

In addition to the Notes offered in this offering and the notes offered in the Concurrent CAD Offering, we may incur additional debt, including through borrowings under existing or new credit facilities or the issuance of additional debt securities. Such borrowings or debt securities, if incurred or issued, will increase our consolidated indebtedness.

We may also need to find additional sources of financing to repay outstanding indebtedness (including after giving effect to additional advances or drawdowns under existing credit facilities). An inability to access capital on terms acceptable to us, or at all, could affect our ability to make future capital expenditures, to maintain desirable financial ratios and to meet our financial obligations as they come due, potentially resulting in a material adverse effect on our business, financial condition, results of operations, cash flows, ability to comply with various financial and operating covenants, credit ratings or reputation, or your investment in the Notes. Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic, business, regulatory, market and other conditions, some of which are beyond our control. If our operating and financial results are not sufficient to service current or future indebtedness, we may take actions such as: reducing or suspending share repurchases and/or dividends; reducing or delaying business activities, investments or capital expenditures; selling assets; restructuring or refinancing our debt; or seeking additional capital that could have less favorable terms.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately U.S.$988 million after deducting estimated expenses payable by us of approximately U.S.$4 million and underwriting commissions. We intend to use the net proceeds from this offering, together with the net proceeds from the Concurrent CAD Offering of approximately $1,188 million (after deducting underwriting commissions and our expenses of the Concurrent CAD Offering), to fund the redemption of the 2027 Notes and the MEG Notes and for general corporate purposes. Pending any such use of the net proceeds of the offering, Cenovus may either invest the net proceeds from the offering in bank deposits and/or other money market instruments or temporarily reduce short-term indebtedness.

While we intend to use the net proceeds of the offering of the Notes as stated above, there may be circumstances that are not known at this time where a reallocation of the net proceeds may be advisable for business reasons that management or the board of directors of Cenovus believe are in Cenovus’s best interests.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated net capitalization of Cenovus as at September 30, 2025, before and after being adjusted on a pro forma basis to give effect to: (i) adjustments relating to the Acquisition and the WRB Asset Disposition, including (A) the completion of the Acquisition, (B) the MEG Share Purchase, (C) borrowing under the Term Facility in connection with the Acquisition and (D) the receipt of proceeds from the WRB Asset Disposition; and (ii) adjustments relating to this offering of Notes and the Concurrent CAD Offering, including (A) the completion of this offering of the Notes, (B) the completion of the Concurrent CAD Offering, (C) the redemption of the 2027 Notes using the net proceeds from this offering and the Concurrent CAD Offering, and (D) the redemption of the MEG Notes using the net proceeds from this offering and the Concurrent CAD Offering. The following table should be read in conjunction with the Interim Financial Statements and the Interim MD&A, each of which is incorporated by reference in this prospectus supplement.

	September 30, 2025
	Actual	Adjusted for the Acquisition and WRB Asset Disposition related matters(1)		Adjusted for offering- related matters(2)
	(in $ millions)
Cash & Cash Equivalents	1,901	2,339		2,786
WRB Asset Disposition Receivable(3)	1,816	—		—

Short-Term Debt(3):
Uncommitted Demand Facilities(4)	—	—		—
Total Short-Term Debt	—	—		—

Long-Term Debt:
Committed Credit Facility(5)	—	—		—
U.S. Dollar Denominated Unsecured Notes(6)	5,107	5,942		4,588
2031 Notes offered hereby (U.S.$500,000,000)	—	—		696
2036 Notes offered hereby (U.S.$500,000,000)	—	—		696
Canadian Dollar Unsecured Notes	2,000	2,000		1,250
2033 Notes offered in Concurrent CAD Offering	—	—		650
2035 Notes offered in Concurrent CAD Offering	—	—		550
Term Facility(7)	—	2,700		2,700
Debt Premiums (Discounts), Net, and Transaction Costs	49	36		(5)

Total Long-Term Debt	7,156	10,678		11,125

Shareholders’ Equity:
Cenovus Shares (1,766,329,119 actual; 1,910,263,836 adjusted)(8)	15,107	18,764		18,764
Preferred shares (12,000,000 actual; 12,000,000 adjusted)(9)	113	113		113
Warrants (2,904,362 actual; 2,904,362 adjusted)(10)	10	10		10
Paid in Surplus	296	296		296
Retained Earnings	12,229	12,130	(11)	12,130	(11)
Accumulated Other Comprehensive Income	619	619		619
Total Shareholders’ Equity	28,374	31,932		31,932

Total Net Capitalization	33,629	40,271		40,271

Notes:

(1)

After giving effect to: (i) the completion of the Acquisition (and the assumption of the MEG Notes and $130 million of MEG’s cash on hand); (ii) the issuance of an aggregate of 143,934,717 Cenovus Shares pursuant to the share component of the consideration for the Acquisition and the payment of an aggregate of $3,440,670,524.14 pursuant to the cash component of the consideration for the Acquisition using $740,670,524.14 cash on hand and drawings under the Term Facility; (iii) the MEG Share Purchase; (iv) a drawdown of $2.7 billion on the Term Facility to fund a portion of the cash consideration for the Acquisition; and (v) the receipt of proceeds from the WRB Asset Disposition on October 1, 2025.

(2)

After giving effect to: (i) the adjustments referred to in Note (1) above, (ii) the issuance of U.S.$1,000,000,000 aggregate principal amount of Notes pursuant to this offering; (iii) the issuance of $1,200,000,000 aggregate principal amount of notes pursuant to the Concurrent CAD Offering; (iv) the redemption of the 2027 Notes using the net proceeds from this offering and the Concurrent CAD Offering (see “Use of Proceeds”); and (v) the redemption of the MEG Notes using the net proceeds from this offering and the Concurrent CAD Offering (see “Use of Proceeds”).

(3)

On September 30, 2025, Cenovus completed the WRB Asset Disposition, which included Cenovus’s proportionate share of the WRB uncommitted demand facilities outstanding of U.S.$225 million. Such WRB demand facilities were previously classified as “Short-Term Borrowings”. The aggregate gross proceeds to Cenovus from the WRB Asset Disposition of U.S.$1.3 billion, or approximately $1.8 billion (net of preliminary closing adjustments), were represented as a receivable as at September 30, 2025. The cash proceeds were received by Cenovus on October 1, 2025 and are reflected in the “Adjusted for the Acquisition and WRB Asset Disposition related matters” column. See “Recent Developments – Asset Dispositions”.

(4)

As at September 30, 2025, Cenovus had uncommitted demand facilities of $1.5 billion in place, of which $1.4 billion may be drawn for general purposes, or the full amount may be available to issue letters of credit. As at September 30, 2025, there were outstanding letters of credit aggregating to $338 million and no direct borrowings.

(5)

As at September 30, 2025, Cenovus had in place a committed credit facility that consists of a $2.2 billion tranche maturing on September 19, 2028, and a $3.3 billion tranche maturing on September 19, 2029. As at September 30, 2025, no amount was drawn on either tranche of the committed credit facility.

(6)

All United States dollar denominated debt has been converted to Canadian dollars using the daily average exchange rate for Canadian dollars per United States dollar, as reported by the Bank of Canada on September 29, 2025 of $1.3921 per U.S.$1.00.

(7)	On November 13, 2025, an aggregate of $2.7 billion was drawn on the Term Facility to fund a portion of the cash consideration for the Acquisition.
(8)

As of September 30, 2025, there were 1,766,329,119 Cenovus Shares issued and outstanding. From October 1, 2025 to November 14, 2025, Cenovus repurchased for cancellation 23,046,849 Cenovus Shares under its normal course issuer bid program. As of November 14, 2025, there were 1,889,180,694 Cenovus Shares issued and outstanding. Cenovus has an employee benefit plan trust and through an independent trustee, acquires Cenovus Shares on the open market, which are held to satisfy Cenovus’s obligations under certain stock-based compensation plans. As at September 30, 2025, the Cenovus Share amount of $15.1 billion considers the reduction of the weighted average carrying value of the Cenovus Shares purchased in the employee benefit plan trust of approximately $55 million. This represents approximately 2,778,000 Cenovus Shares.

(9)	As of September 30, 2025, there were 10,739,654 series 1 first preferred shares of Cenovus and 1,260,346 series 2 first preferred shares of Cenovus issued and outstanding.
(10)	As of September 30, 2025, there were 2,904,362 Cenovus Warrants outstanding. The exercise price of the Cenovus Warrants is $6.54 per Cenovus Share. The Cenovus Warrants expire on January 1, 2026.
(11)	Includes the impact of costs associated with the completion of the Acquisition.

EARNINGS COVERAGE

The earnings coverage ratios set out below have been prepared and included in this prospectus supplement in accordance with Canadian disclosure requirements and have been calculated based on financial information prepared in accordance with IFRS Accounting Standards. The earnings coverage ratios set out below do not purport to be indicative of the earnings coverage ratios for any future periods.

The earnings coverage ratios have been adjusted to give effect to: (i) the issuance and sale of the Notes offered by this prospectus supplement; (ii) the issuance and sale of the notes offered pursuant to the Concurrent CAD Offering; (iii) the drawdown of $2.7 billion on the Term Facility to fund a portion of the cash consideration for the Acquisition; and (iv) the redemption of the 2027 Notes using the net proceeds from this offering and the Concurrent CAD Offering.

Adjustments for certain non-material issuances and repayments of financial liabilities subsequent to December 31, 2024 and September 30, 2025, as applicable, would not materially affect the earnings coverage ratios set out below and, as a result, have not been made.

Period ended December 31, 2024

The following sets forth our earnings coverage ratios, calculated on a consolidated basis, for the twelve month period ended December 31, 2024, based on the Annual Financial Statements. After adjusting for the issuance and sale of the Notes offered hereby and the issuance and sale of the notes offered under the Concurrent CAD Offering, the redemption of the 2027 Notes and the drawdown of $2.7 billion on the Term Facility, our adjusted borrowing costs on all interest bearing financial liabilities amounted to $680 million for the twelve month period ended December 31, 2024. Our net earnings plus income tax and borrowing costs on all interest bearing financial liabilities for the twelve month period ended December 31, 2024 was $4.4 billion, which is 6.5 times our adjusted borrowing cost requirements for the period.

December 31, 2024
Net earnings available for all interest bearing financial liabilities(1)	6.5 times
Supplemental coverage ratio: net earnings available for all interest bearing financial liabilities before unrealized (gains) and losses on risk management activities(2)	6.5 times

Notes:

(1)

Calculated as net earnings plus income tax and borrowing costs on all interest bearing financial liabilities; divided by borrowing costs on all interest bearing financial liabilities, as well as declared and undeclared cumulative preferred share dividends. This ratio reflects the inclusion of $2.7 billion drawn on the Term Facility but does not reflect any adjustment for earnings pro forma the Acquisition, nor any interest expense or redemption related to the MEG Notes.

(2)

Calculated as net earnings plus income tax and borrowing costs on all interest bearing financial liabilities before unrealized (gains) and losses on risk management activities; divided by borrowing costs on all interest bearing financial liabilities, as well as declared and undeclared cumulative preferred share dividends. This ratio reflects the inclusion of $2.7 billion drawn on the Term Facility but does not reflect any adjustment for earnings pro forma the Acquisition, nor any interest expense or redemption related to the MEG Notes. This supplemental coverage ratio does not have the standardized meaning of “earnings coverage” as outlined by Form 44-101F1 – Short Form Prospectus (“44-101F1”) and therefore may not be comparable to similar measures presented by other entities. This measure should not be construed as an alternative to the prescribed ratios based off of “earnings coverage” as outlined in 44-101F1. We believe that this supplemental coverage ratio is a relevant measure for investors as the realization of unrealized (gains) and losses are yet to be determined and will be realized in future periods.

Period ended September 30, 2025

The following sets forth our earnings coverage ratios, calculated on a consolidated basis, for the twelve month period ended September 30, 2025, based on the Interim Financial Statements. After adjusting for the issuance and sale of the Notes offered hereby, the issuance and sale of the notes offered under the Concurrent CAD Offering, the redemption of the 2027 Notes and the drawdown of $2.7 billion on the Term Facility, our adjusted borrowing costs on all interest bearing financial liabilities amounted to $675 million for the twelve month period ended September 30, 2025. Our net earnings plus income tax and borrowing costs on all interest bearing financial liabilities for the twelve month period ended September 30, 2025 was $4.1 billion, which is 6.0 times our adjusted borrowing cost requirements for the period.

September 30, 2025
Net earnings available for all interest bearing financial liabilities(1)	6.0 times
Supplemental coverage ratio: net earnings available for all interest bearing financial liabilities before unrealized (gains) and losses on risk management activities(2)	5.9 times

Notes:

(1)

Calculated as net earnings plus income tax and borrowing costs on all interest bearing financial liabilities; divided by borrowing costs on all interest bearing financial liabilities, as well as declared and undeclared cumulative preferred share dividends. This ratio reflects the inclusion of $2.7 billion drawn on the Term Facility but does not reflect any adjustment for earnings pro forma the Acquisition, nor any interest expense or redemption related to the MEG Notes.

(2)

Calculated as net earnings plus income tax and borrowing costs on all interest bearing financial liabilities before unrealized (gains) and losses on risk management activities; divided by borrowing costs on all interest bearing financial liabilities, as well as declared and undeclared cumulative preferred share dividends. This ratio reflects the inclusion of $2.7 billion drawn on the Term Facility but does not reflect any adjustment for earnings pro forma the Acquisition, nor any interest expense or redemption related to the MEG Notes. This supplemental coverage ratio does not have the standardized meaning of “earnings coverage” as outlined by 44-101F1 and therefore may not be comparable to similar measures presented by other entities. This measure should not be construed as an alternative to the prescribed ratios based off of “earnings coverage” as outlined in 44-101F1. We believe that this supplemental coverage ratio is a relevant measure for investors as the realization of unrealized (gains) and losses are yet to be determined and will be realized in future periods.

DESCRIPTION OF THE NOTES

In this section only, “we”, “us”, “our” or “Cenovus” refer only to Cenovus Energy Inc. without any of its subsidiaries or partnerships through which it operates.

The Notes will be issued under the indenture (the “Indenture”) dated as of August 17, 2012 between us and The Bank of New York Mellon, as the trustee. The following summary of the Indenture describes the material terms and provisions of the Notes. However, it is the Indenture, and not this summary, that will govern your rights as a holder of the 2031 Notes and/or the 2036 Notes, as applicable. Because this is a summary, it may not contain all the information that is important to you. You should read the Indenture in its entirety. A copy of the Indenture was filed with the SEC via EDGAR as Exhibit 7.2 to the registration statement of which this prospectus supplement forms a part, and was filed on SEDAR+ on August 17, 2012.

General

Payment of the principal, premium, if any, and interest on the Notes will be made in United States dollars.

The Notes are our direct unsecured and unsubordinated obligations ranking equally and ratably in right of payment with all of our other unsecured and unsubordinated indebtedness. The 2031 Notes will initially be issued in an aggregate principal amount of U.S.$500,000,000 and the 2036 Notes will initially be issued in an aggregate principal amount of U.S.$500,000,000. The 2031 Notes will mature on March 20, 2031 and will bear interest at the rate of 4.650% per year. The 2036 Notes will mature on March 20, 2036 and will bear interest at the rate of 5.400% per year. Interest on the 2031 Notes will be payable semi-annually in arrears on March 20 and September 20 of each year, beginning March 20, 2026, to the persons in whose names the 2031 Notes are registered at the close of business on the preceding March 5 or September 5, respectively. Interest on the 2036 Notes will be payable semi-annually in arrears on March 20 and September 20 of each year, beginning March 20, 2026, to the persons in whose names the 2036 Notes are registered at the close of business on the preceding March 5 or September 5, respectively. The Notes will be issued in denominations of U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof.

Interest will be computed on the basis of a 360-day year of twelve 30-day months.

If any date on which principal of, premium on, or interest on either series of the Notes is payable is not a business day, then payment of the principal, premium, and/or interest payable on that date will be made on the next succeeding date that is a business day (and without any additional interest or other payment in respect of any delay), with the same force and effect as if made on such date.

Solely for the purposes of disclosure under the Interest Act (Canada) and without affecting the amount of interest payable on any Notes, the yearly rate of interest to which interest calculated for a period of less than one year on the basis of a year of 360 days consisting of twelve 30-day months is equivalent is such rate of interest multiplied by a fraction of which (i) the numerator is the product of (A) the actual number of days in the year commencing on the first day of such period, multiplied by (B) the sum of (y) the product of 30 multiplied by the number of complete months elapsed in such period and (z) the actual number of days elapsed in any incomplete month in such period; and (ii) the denominator is the product of (a) 360 multiplied by (b) the actual number of days in such period.

We may from time to time, without notice to, or the consent of, the holders of the 2031 Notes or the holders of the 2036 Notes, create and issue additional notes under the Indenture. Such additional notes will rank equally and have the same terms as the 2031 Notes or the 2036 Notes, as applicable, offered hereby in all respects (or in all respects except for the issue date, the public offering price, the payment of interest accruing prior to the issue date of the new notes, or except for the first payments of interest following the issue date of the new notes) so that the new notes may be consolidated and form a single series with the 2031 Notes or the 2036 Notes, as applicable, and have the same terms as to status, redemption and otherwise as the 2031 Notes or the 2036 Notes, as applicable, provided that, if such additional notes are not fungible with the 2031 Notes or the 2036 Notes, as applicable, for United States federal income tax purposes, such additional notes will have a separate CUSIP number.

The provisions of the Indenture relating to the payment of Additional Amounts in respect of Canadian withholding taxes in certain circumstances (described under the caption “– Payment of Additional Amounts” below) and the provisions of the Indenture relating to the redemption of Notes in the event of specified changes in Canadian withholding tax law on or after the date of this prospectus supplement (described under the caption “– Tax Redemption” below) will apply to the Notes.

The Notes will not be entitled to the benefits of any sinking fund. We may issue debt securities and incur additional indebtedness other than through the offering of Notes pursuant to this prospectus supplement.

Ranking and Other Indebtedness

The Notes are our direct unsecured and unsubordinated obligations ranking equally and ratably in right of payment with all of our other unsecured and unsubordinated indebtedness. The Notes will be structurally subordinated to all existing and future indebtedness and liabilities of any of our consolidated subsidiaries and partnerships. We conduct a substantial portion of our business through corporate and partnership subsidiaries. As at September 30, 2025, our corporate and partnership subsidiaries had no long-term debt outstanding to third parties.

Debt Securities in Global Form

Registered Global Notes

The 2031 Notes and the 2036 Notes will each initially be represented by one or more fully registered Global Notes registered the name of a nominee of DTC. See “Book-Entry System”.

Certificated Notes

The Depositary (as defined herein) may discontinue providing its services as depositary with respect to either or both series of the Notes at any time by giving reasonable notice to us and the Trustee. Under these circumstances, and in the event that a successor depositary is not appointed, Notes of such series in certificated form are required to be printed and delivered. We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) in respect of either or both series of the Notes. In that event, Notes of such series in certificated form will be printed and delivered. If, at any time, Cenovus receives notice that or otherwise becomes aware that the Depositary is unwilling, unable or no longer qualifies to continue acting as depositary with respect to either or both series of the Notes, or the Depositary ceases to be a clearing agency registered under the Exchange Act or other applicable statute or regulation, and a successor depositary is not appointed by us within 90 days or if there shall have occurred and be continuing an event of default under the Indenture with respect to either or both series of the Notes and the Trustee has received a request from a beneficial holder of outstanding Notes of such affected series to issue Notes in certificated form to such holder, we will issue individual Notes of such series in certificated form in exchange for the Global Notes.

Debt Securities in Definitive Form

Except for certain restrictions set forth in the Indenture, no service charge will be made for any registration of transfer or exchange of such Notes, but we may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

We shall not be required to:

(a)

issue, register the transfer of or exchange any 2031 Notes during a period beginning at the opening of business 15 days before the day of the selection for redemption of 2031 Notes to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption;

(b)

issue, register the transfer of or exchange any 2036 Notes during a period beginning at the opening of business 15 days before the day of the selection for redemption of 2036 Notes to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption;

(c)	register the transfer of or exchange any Note, or portion thereof, called for redemption, except the unredeemed portion of any Note being redeemed in part; or

(d)	issue, register the transfer of or exchange any of the Notes which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Payment of any interest will be made to the persons in whose name the Notes are registered at the close of business on the day or days specified by us.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. The Indenture contains the full definition of all such terms.

“Consolidated Net Tangible Assets” means the total amount of assets of any person on a consolidated basis (less applicable reserves and other properly deductible items) after deducting therefrom:

(a)

all current liabilities (excluding any indebtedness classified as a current liability and any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than twelve months after the time as of which the amount thereof is being computed and excluding any liabilities related to assets held for sale);

(b)	all goodwill, trade names, trademarks, patents and other like intangibles; and

(c)	appropriate adjustments on account of non-controlling interests of other persons holding shares of the Subsidiaries of such person,

in each case, as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of such person computed in accordance with GAAP.

“Current Assets” means assets which in the ordinary course of business are expected to be realized in cash or sold or consumed within twelve months.

“Facilities” means any drilling equipment, production equipment and platforms or mining equipment; pipelines, pumping stations and other pipeline facilities; terminals, warehouses and storage facilities; refineries and related facilities; bulk plants; production, separation, dehydration, extraction, treating and processing facilities; gasification or natural gas liquefying facilities, flares, stacks and burning towers; floatation mills, crushers and ore handling facilities; tank cars, tankers, barges, ships, trucks, automobiles, airplanes and other marine, automotive, aeronautical and other similar moveable facilities or equipment; computer systems and associated programs or office equipment; roads, airports, docks (including drydocks); reservoirs and waste disposal facilities; sewers; generating plants (including power plants) and electric lines; telephone and telegraph lines, radio and other communications facilities; townsites, housing facilities, recreation halls, stores and other related facilities; and similar facilities and equipment of or associated with any of the foregoing.

“Financial Instrument Obligations” means obligations arising under:

(a)

interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

(b)

currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

(c)

commodity swap or hedging agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a person relating to one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

“GAAP” means generally accepted accounting principles in Canada which are in effect from time to time (including, for clarity and as applicable, IFRS Accounting Standards), unless the person’s most recent audited or quarterly financial statements are not prepared in accordance with generally accepted accounting principles in Canada, in which case GAAP shall mean generally accepted accounting principles in the United States in effect from time to time.

“Lien” means, with respect to any properties or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, lien, charge, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such properties or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

“Non-Recourse Debt” means indebtedness to finance the creation, development, construction or acquisition of properties or assets and any increases in or extensions, renewals or refinancings of such indebtedness, provided that the recourse of the lender thereof (including any agent, trustee, receiver or other person acting on behalf of such lender) in respect of such indebtedness is limited in all circumstances to the properties or assets created, developed, constructed or acquired in respect of which such indebtedness has been incurred and to the receivables, inventory, equipment, chattels payable, contracts, intangibles and other assets, rights or collateral connected with the properties or assets created, developed, constructed or acquired and to which such lender has recourse.

“Permitted Liens” of any person at any particular time means:

(a)	Liens existing as of the date of the Indenture or arising thereafter pursuant to contractual commitments entered into prior to such date;

(b)

Liens on Current Assets given in the ordinary course of business to any financial institution or others to secure any indebtedness payable on demand or maturing (including any right of extension or renewal) within twelve months from the date such indebtedness is incurred;

(c)	Liens in connection with indebtedness, which, by its terms, is Non-Recourse Debt to us or any of our Subsidiaries;

(d)	Liens existing on property or assets at the time of acquisition (including by way of lease) by such person, provided that such Liens were not incurred in anticipation of such acquisition;

(e)

Liens or obligations to incur Liens (including under indentures, trust deeds and similar instruments) on property or assets of another person existing at the time such other person becomes a Subsidiary of such person, or is liquidated or merged into, or amalgamated or consolidated with, such person or Subsidiary of such person or at the time of the sale, lease or other disposition to such person or Subsidiary of such person of all or substantially all of the properties and assets of such other person, provided that such Liens were not incurred in anticipation of such other person becoming a Subsidiary of such person;

(f)	Liens upon property or assets of whatsoever nature other than Restricted Property;

(g)

Liens upon property, assets or facilities used in connection with, or necessarily incidental to, the purchase, sale, storage, transportation or distribution of oil or gas, or the products derived from oil or gas;

(h)

Liens arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, production payment agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, contracts for the sale, purchase, exchange, storage, transportation, distribution, gathering or processing of Restricted Property, unitizations and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest agreements, natural gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, which in each of the foregoing cases is customary in the oil and natural gas business, and other agreements which are customary in the oil and natural gas business, provided in all instances that such Lien is limited to the property or assets that are the subject of the relevant agreement;

(i)

Liens on assets or property (including oil sands property) securing: (i) all or any portion of the cost of acquisition (directly or indirectly), surveying, exploration, drilling, development, extraction, operation, production, construction, alteration, repair or improvement of all or any part of such assets or property, the plugging and abandonment of wells and the decommissioning or removal of structures or facilities located thereon, and the reclamation and clean-up of such properties, facilities and interests and surrounding lands whether or not owned by us or our Restricted Subsidiaries, (ii) all or any portion of the cost of acquiring (directly or indirectly), developing, constructing, altering, improving, operating or repairing any assets or property (or improvements on such assets or property) used or to be used in connection with such assets or property, whether or not located (or located from time to time) at or on such assets or property, (iii) indebtedness incurred by us or any of our Subsidiaries to provide funds for the activities set forth in clauses (i) and (ii) above, provided such indebtedness is incurred prior to, during or within two years after the completion of acquisition, construction or such other activities referred to in clauses (i) and (ii) above, and (iv) indebtedness incurred by us or any of our Subsidiaries to refinance indebtedness incurred for the purposes set forth in clauses (i) and (ii) above. Without limiting the generality of the foregoing, costs incurred after the date hereof with respect to clauses (i) or (ii) above shall include costs incurred for all facilities relating to such assets or property, or to projects, ventures or other arrangements of which such assets or property form a part or which relate to such assets or property, which facilities shall include, without limitation, Facilities, whether or not in whole or in part located (or from time to time located) at or on such assets or property;

(j)	Liens granted in the ordinary course of business in connection with Financial Instrument Obligations;

(k)	Purchase Money Mortgages;

(l)	Liens in favor of us or any of our Subsidiaries to secure indebtedness owed to us or any of our Subsidiaries;

(m)

any Lien the validity of which is being contested at the time by us or any of our Subsidiaries in good faith or payment of which has been provided for by creation of a reserve in an amount in cash sufficient to pay the same in full; and

(n)

any extension, renewal, alteration, refinancing, replacement, exchange or refunding (or successive extensions, renewals, alterations, refinancings, replacements, exchanges or refundings) of all or part of any Lien referred to in the foregoing clauses; provided, however, that (i) such new Lien shall be limited to all or part of the property or assets which was secured by the prior Lien plus improvements on such property or assets and (ii) the indebtedness, if any, secured by the new Lien is not increased from the amount of the indebtedness secured by the prior Lien then existing at the time of such extension, renewal, alteration, refinancing, replacement, exchange or refunding, plus an amount necessary to pay fees and expenses, including premiums, related to such extensions, renewals, alterations, refinancings, replacements, exchanges or refundings.

“Purchase Money Mortgage” of any person means any Lien created upon any property or assets of such person to secure or securing the whole or any part of the purchase price of such property or assets or the whole or any part of the cost of constructing or installing fixed improvements thereon or to secure or securing the repayment of money borrowed to pay the whole or any part of such purchase price or cost of any vendor’s privilege or Lien on such property or assets securing all or any part of such purchase price or cost including title retention agreements and leases in the nature of title retention agreements; provided that (i) the principal amount of money borrowed which is secured by such Lien does not exceed 100% of such purchase price or cost and any fees incurred in connection therewith, and (ii) such Lien does not extend to or cover any other property other than such item of property and any improvements on such item.

“Restricted Property” means any oil, gas or mineral property of a primary nature located in the United States or Canada, and any facilities located in the United States or Canada directly related to the mining, processing or manufacture of hydrocarbons or minerals, or any of the constituents thereof or the derivatives therefrom and includes Voting Shares or other interests of a corporation or other person which owns such property or facilities, but does not include (i) any property or facilities used in connection with or necessarily incidental to the purchase, sale, storage, transportation or distribution of Restricted Property, (ii) any property which, in the opinion of our board of directors, is not materially important to the total business conducted by us and our Subsidiaries as an entirety, or (iii) any portion of a particular property which, in the opinion of our board of directors, is not materially important to the use or operation of such property.

“Restricted Subsidiary” means any Subsidiary of ours which owns Restricted Property which assets, calculated on a consolidated basis, represent not less than the greater of (i) 5% of our Consolidated Net Tangible Assets and (ii) $100,000,000 (or the equivalent thereof in any other currency), excluding however any Subsidiary of ours if the amount of our share of the Shareholders’ Equity therein does not at the time exceed 2% of our Shareholders’ Equity.

“Shareholders’ Equity” means the aggregate amount of shareholders’ equity (including but not limited to share capital, paid in surplus, accumulated other comprehensive income and retained earnings, but excluding non-controlling interests) of a person as shown on the most recent annual audited or unaudited interim consolidated balance sheet of such person and computed in accordance with GAAP.

“Subsidiary” of any person means, on any date, any corporation or other person of which Voting Shares or other interests carrying more than 50% of the voting rights attached to all outstanding Voting Shares or other interests are owned, directly or indirectly, by or for such person or one or more Subsidiaries thereof.

“Voting Shares” means shares of any class of any corporation carrying voting rights under all circumstances, provided that, for the purposes of this definition, shares which only carry the right to vote conditionally on the happening of any event shall not be considered Voting Shares, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of such an event, or solely because the right to vote may not be exercisable under the charter of the corporation.

Certain Covenants

Limitation on Liens

The Indenture provides that so long as any of the Notes are outstanding and subject to the provisions of the Indenture, we will not, and will not permit any of our Restricted Subsidiaries to, create, incur, assume or otherwise have outstanding any Lien securing any indebtedness for borrowed money or interest thereon (or any liability of ours or such Restricted Subsidiaries under any guarantee or endorsement or other instrument under which we or such Restricted Subsidiaries are contingently liable, either directly or indirectly, for borrowed money or interest thereon), other than Permitted Liens, without also simultaneously or prior thereto securing, or causing such Restricted Subsidiaries to secure, indebtedness under the Indenture so that the Notes are secured equally and ratably with or prior to such other indebtedness or liability, except that we and our Restricted Subsidiaries may incur a Lien to secure indebtedness for borrowed money without securing the Notes if, after giving effect thereto, the principal amount of indebtedness for borrowed money secured by Liens created, incurred or assumed after the date of the Indenture and otherwise prohibited by the Indenture does not exceed 12% of our Consolidated Net Tangible Assets.

Notwithstanding the foregoing, transactions such as the sale (including any forward sale) or other transfer of (i) oil, gas, minerals or other resources of a primary nature, whether in place or when produced, for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money or a specified rate of return (however determined), or a specified amount of such oil, gas, minerals, or other resources of a primary nature, or (ii) any other interest in property of the character commonly referred to as a “production payment”, will not constitute a Lien and will not result in us or a Restricted Subsidiary being required to secure the Notes.

Consolidation, Amalgamation, Merger and Sale of Assets

We may not consolidate or amalgamate with or merge into or enter into any statutory arrangement with any other corporation, partnership or trust, or convey, transfer or lease all or substantially all our properties and assets to any person, unless:

(a)

the entity formed by or continuing from such consolidation or amalgamation or into which we are merged or with which we enter into such statutory arrangement or the person which acquires or leases all or substantially all of our properties and assets is a corporation, partnership or trust organized and validly existing under the laws of the United States, any state thereof or the District of Columbia or the laws of Canada or any province or territory thereof, or, if such consolidation, amalgamation, merger, statutory arrangement or other transaction would not impair the rights of the holders of the Notes, in any other country, provided that if such successor entity is organized under the laws of a jurisdiction other than the United States, any state thereof or the District of Columbia, or the laws of Canada or any province or territory thereof, the successor entity assumes our obligations under the Notes and the Indenture to pay Additional Amounts, with the name of such successor jurisdiction being included in addition to Canada in each place that Canada appears in “– Payment of Additional Amounts” and “– Tax Redemption” below;

(b)	the successor entity expressly assumes or assumes by operation of law all of our obligations under the Notes and under the Indenture;

(c)

immediately after giving effect to such transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default under the Indenture, shall have happened and be continuing; and

(d)	certain other conditions are met.

In addition, we may, notwithstanding anything in the Indenture, consolidate or amalgamate with or merge into or enter into a statutory arrangement with any direct or indirect wholly-owned Subsidiary and may convey, transfer or lease all or substantially all of our properties and assets to any direct or indirect wholly-owned Subsidiary without complying with the above provisions in a transaction or series of transactions in which we retain all of our obligations under and in respect of all outstanding Notes under the Indenture (a “Permitted

Reorganization”) provided that, on or prior to the date of the Permitted Reorganization, we deliver to the Trustee an officer’s certificate confirming that, as of the date of the Permitted Reorganization:

(a)

substantially all of our unsubordinated and unsecured indebtedness for borrowed money which ranked pari passu with the then outstanding Notes under the Indenture immediately prior to the proposed Permitted Reorganization will rank no better than pari passu with the then outstanding Notes under the Indenture after the Permitted Reorganization; for certainty, there is no requirement for any such other indebtedness to obtain or maintain similar ranking to the then outstanding Notes under the Indenture and such other indebtedness may be structurally subordinated or otherwise subordinated to the then outstanding Notes under the Indenture; or

(b)

at least two of our then current credit rating agencies (or if only one credit rating agency maintains ratings in respect of the Notes at such time, that one credit rating agency) have affirmed that the rating assigned by them to the Notes shall not be downgraded as a result of the Permitted Reorganization.

These requirements and restrictions only apply to a merger, amalgamation, statutory arrangement or consolidation in which we are not the surviving corporation and to conveyances, leases and transfers by us as transferor or lessor. For greater certainty, we shall be considered to be the surviving corporation in the event of a statutory amalgamation by us with any Subsidiary wholly-owned by us.

If, as a result of any such transaction, any of our or our Restricted Subsidiaries’ Restricted Properties become subject to a Lien, then, unless such Lien could be created pursuant to the Indenture provisions described under the “Limitation on Liens” covenant above without equally and ratably securing the Notes, we, simultaneously with or prior to such transaction, will secure, or cause the applicable Restricted Subsidiary to secure, the Notes to be secured equally and ratably with or prior to the indebtedness secured by such Lien.

Optional Redemption

Prior to February 20, 2031 (the date that is one month prior to the maturity date of the 2031 Notes) (the “2031 Notes Par Call Date”), we may redeem the 2031 Notes, in whole or in part, at our option, at any time and from time to time, at a redemption price equal to the greater of:

(a)	100% of the principal amount of the 2031 Notes to be redeemed; and

(b)

(i) the sum of the present values of the remaining scheduled payments of principal and interest on the 2031 Notes to be redeemed discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 15 basis points less (ii) interest accrued to the Redemption Date, in each case, plus accrued and unpaid interest thereon to the Redemption Date.

On or after the 2031 Notes Par Call Date, we may redeem the 2031 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2031 Notes to be redeemed, plus accrued and unpaid interest thereon to the Redemption Date.

Prior to December 20, 2035 (the date that is three months prior to the maturity date of the 2036 Notes) (the “2036 Notes Par Call Date”), we may redeem the 2036 Notes, in whole or in part, at our option, at any time and from time to time, at a redemption price equal to the greater of:

(a)	100% of the principal amount of the 2036 Notes to be redeemed; and

(b)

(i) the sum of the present values of the remaining scheduled payments of principal and interest on the 2036 Notes to be redeemed discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points less (ii) interest accrued to the Redemption Date, in each case, plus accrued and unpaid interest thereon to the Redemption Date.

On or after the 2036 Notes Par Call Date, we may redeem the 2036 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2036 Notes to be redeemed, plus accrued and unpaid interest thereon to the Redemption Date.

For the purposes of the redemption price calculation set forth above, the following terms have the following meanings:

“Treasury Rate” means, with respect to any Redemption Date, the yield determined by Cenovus in accordance with the following two paragraphs.

The Treasury Rate shall be determined by Cenovus after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the Redemption Date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) – H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, Cenovus shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the Redemption Date to the Applicable Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the Applicable Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the Redemption Date.

If on the third business day preceding the redemption date H.15 TCM is no longer published, Cenovus shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such Redemption Date of the United States Treasury security maturing on, or with a maturity that is closest to, the Applicable Par Call Date. If there is no United States Treasury security maturing on the Applicable Par Call Date, but there are two or more United States Treasury securities with a maturity date equally distant from the Applicable Par Call Date, one with a maturity date preceding the Applicable Par Call Date and one with a maturity date following the Applicable Par Call Date, Cenovus shall select the United States Treasury security with a maturity date preceding the Applicable Par Call Date. If there are two or more United States Treasury securities maturing on the Applicable Par Call Date, or two or more United States Treasury securities meeting the criteria of the preceding sentence, Cenovus shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

Cenovus’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

“Applicable Par Call Date” means the 2031 Notes Par Call Date in respect of the 2031 Notes and the 2036 Notes Par Call Date in respect of the 2036 Notes.

“Redemption Date” means, when used with respect to any Note of either series to be redeemed, in whole or in part, the date fixed for such redemption by or pursuant to the Indenture.

Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the Depositary’s procedures) at least 10 days but not more than 60 days before the Redemption Date to each holder of the Notes of the series to be redeemed. Notices of redemption may be conditional on one or more conditions precedent specified in the notice.

In case of any redemption at the election of Cenovus, Cenovus shall, at least 60 days prior to the Redemption Date fixed by Cenovus (unless a shorter notice shall be satisfactory to the Trustee), notify the Trustee in writing of such Redemption Date and of the principal amount of the Notes of the series to be redeemed and shall deliver to the Trustee such documentation and records as shall enable the Trustee to select the Notes of such series to be redeemed pursuant to the terms of the Indenture.

If notice of redemption has been given for the Notes of a series, unless we default in payment of the redemption price therefor, on and after the Redemption Date, interest will cease to accrue on the Notes of such series or the portions of the Notes of such series called for redemption.

In the case of a partial redemption of the 2031 Notes or the 2036 Notes, selection of the 2031 Notes or the 2036 Notes, as applicable, for redemption will be made pro rata, by lot or such other method as the Trustee in its sole discretion deems appropriate and just. If any Note is redeemed in part, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed; provided that no Note in an aggregate principal amount of U.S.$2,000 or less shall be redeemed in part. A replacement Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note.

Payment of Additional Amounts

All payments made by or on behalf of us under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Canadian Taxes”), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Notes, we will pay to each holder of such Notes as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each such holder (including the Additional Amounts) after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a holder in respect of itself or the beneficial owner thereof (such holder or beneficial owner, an “Excluded Holder”):

(a)	with which we do not deal at arm’s length (for the purposes of the Income Tax Act (Canada) and the regulations promulgated thereunder (the “Tax Act”)) at the time the amount is paid or payable;

(b)

which is subject to such Canadian Taxes by reason of the holder or beneficial owner being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the Notes or the receipt of payments thereunder;

(c)

which is subject to such Canadian Taxes by reason of the holder or beneficial owner being a “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of Cenovus or not dealing at arm’s length (for purposes of the Tax Act) with a “specified shareholder” of Cenovus;

(d)	which is subject to such Canadian Taxes by reason of Cenovus being a “specified entity” (as defined in subsection 18.4(1) of the Tax Act) in respect of such holder or beneficial owner; or

(e)

which is subject to such Canadian Taxes by reason of the holder’s or beneficial owner’s failure to comply with any certification, identification, information, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes.

In addition, Additional Amounts will not be payable if the holder or beneficial owner of, or person ultimately entitled to obtain an interest in, the Notes is not the sole beneficial owner of such payments, or is a fiduciary or partnership, to the extent that any beneficial owner, beneficiary or settlor with respect to such fiduciary or any partner or member of such partnership would not have been entitled to such Additional Amounts with respect to such payments had such beneficial owner, beneficiary, settlor, partner or member received directly its beneficial or distributive shares of such payments. In addition, Additional Amounts will not be payable with respect to any Canadian Taxes which are payable otherwise than by withholding from payments of, or in respect of, principal of, or interest on, the Notes.

We will also: (a) make such withholding or deduction; and (b) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

We will furnish to the holders of the Notes, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.

We will indemnify and hold harmless each holder of Notes (other than an Excluded Holder) and upon written request reimburse each such holder of Notes for the amount (excluding any Additional Amounts that have previously been paid by us with respect thereto) of:

(a)	the payment of any Canadian Tax, together with any interest, penalties and reasonable expenses in connection therewith; and

(b)	any Canadian Taxes imposed with respect to any reimbursement under the preceding clause, but excluding any such Canadian Taxes on such holder’s net income.

Notwithstanding the foregoing, provided that we are (or any successor is) an entity organized under the laws of the United States, any state thereof, or the District of Columbia, or the laws of Canada or any province or territory thereof, no Additional Amounts or indemnity amounts will be payable in excess of Additional Amounts or the indemnity amounts which would be required if the holder of Notes was a resident of the United States and a “qualifying person” for purposes of the Canada-United States Income Tax Convention (1980), as amended.

Wherever in the Indenture or the Notes there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a Note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

Each series of the Notes will be subject to redemption at any time, in whole and not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if we or our successor determines that:

(a)	as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after (i) the date of this prospectus supplement or (ii) if applicable, the date a person organized in a jurisdiction other than Canada or the United States becomes our successor pursuant to the consolidation covenant of the Indenture described above under “– Certain Covenants – Consolidation, Amalgamation, Merger and Sale of Assets”, we or our successor reasonably determines that we or our successor have or will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any Note of such series as described under “– Payment of Additional Amounts” above; or

(b)

on or after (i) the date of this prospectus supplement or (ii) if applicable, the date a person organized in a jurisdiction other than Canada or the United States becomes our successor pursuant to the consolidation covenant of the Indenture, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in Canada, or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to us, or our successor, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to us of legal counsel of recognized standing, will likely result in us or our successor becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any Note of such series, and, in any such case, we, or our successor, in our business judgment, determine that such obligation cannot be avoided by the use of reasonable measures available to us or our successor.

In the event that we elect to redeem either or both series of the Notes pursuant to the provisions set forth in the preceding paragraph, we shall deliver to the Trustee a certificate, signed by an authorized officer, stating that we are entitled to redeem such series of the Notes pursuant to their terms.

Notice of intention to redeem either or both series of the Notes, which will specify the date of redemption for the applicable series of Notes, will be given not more than 60 nor less than 30 days prior to the earliest date on which we would be obligated to pay such Additional Amounts were a payment in respect of such series of the Notes then due.

Provision of Financial Information

We will file with the Trustee, within 30 days after we file them with or furnish them to the SEC, copies, which may be in electronic format, of our annual and quarterly reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with or furnish to the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

Notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the Trustee:

(a)	within 140 days after the end of each fiscal year, the information required to be contained in annual reports on Form 20-F, Form 40-F or Form 10-K as applicable (or any successor form); and

(b)

within 65 days after the end of each of the first three fiscal quarters of each fiscal year, the information required to be contained in reports on Form 6-K (or any successor form) which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the TSX, whether or not we have any of our securities listed on such exchange.

Such information will be prepared in accordance with Canadian disclosure requirements and GAAP (as defined in the Indenture), to the extent permitted by the rules and regulations of the SEC, provided, however, that we shall not be obligated to file such report with the SEC if the SEC does not permit such filings.

Events of Default

The following are summaries of events of default under the Indenture with respect to each series of the Notes:

(a)	default in the payment of any interest on any Note of that series when such interest becomes due and payable, and continuance of such default for a period of 30 days;

(b)	default in the payment of the principal of (or premium, if any, on), any Note of that series when it becomes due and payable;

(c)

default in the performance, or breach, of any of our covenants or warranties in the Indenture in respect of the Notes of that series (other than a covenant or warranty a default in the performance of which or the breach of which is specifically dealt with elsewhere in the Indenture), and continuance of such default or breach for a period of 60 days after receipt by us of written notice to us, specifying such default or breach, by the Trustee or by the holders of at least 25% in principal amount of all outstanding Notes of any series affected thereby;

(d)

if an event of default (as defined in any indenture or instrument under which we or one of our Restricted Subsidiaries has at the time of the Indenture or shall thereafter have outstanding any indebtedness for borrowed money) shall happen and be continuing, or we or any of our Restricted Subsidiaries shall have failed to pay principal amounts with respect to such indebtedness at maturity and such event of default or failure to pay shall result in such indebtedness being declared due and payable or otherwise being accelerated, in either event so that an amount in excess of the greater of U.S.$150,000,000 (or its equivalent in any other currency) and 3.5% of our Shareholders’ Equity shall be or become due and payable upon such declaration or otherwise accelerated prior to the date on which the same would otherwise have become due and payable (the “accelerated indebtedness”), and such acceleration shall not be rescinded or annulled, or such event of default or failure to pay under such indenture or instrument shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such accelerated indebtedness, then (i) if the accelerated indebtedness shall be as a result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, it shall not be considered an event of default for purposes of the Indenture until 30 days after such indebtedness has been accelerated, or (ii) if the accelerated indebtedness shall occur as a result of such failure to pay principal or interest or as a result of an event of default which is related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, then (A) if such accelerated indebtedness is, by its terms, Non-Recourse Debt to us or our Restricted Subsidiaries, it shall not be considered an event of default for purposes of the Indenture; or (B) if such accelerated indebtedness is recourse to us or our Restricted Subsidiaries, any requirement in connection with such failure to pay or event of default for the giving of notice or the lapse of time or the happening of any further condition, event or act under such other indenture or instrument in connection with such failure to pay principal or an event of default shall be applicable together with an additional seven days before being considered an event of default for purposes of the Indenture;

(e)

the entry of a decree or order by a court having jurisdiction in the premises adjudging us a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of us under the BIA, the CCAA or any other applicable insolvency law, or appointing a receiver, liquidator, assignee, trustee, sequestrator (or similar official) of us or of any substantial part of our property, or ordering the winding up or liquidation of our affairs, and the continuance of any such decree or order unstayed and in effect for a period of 90 consecutive days; or

(f)

the institution by us of proceedings to be adjudicated a bankrupt or insolvent, or the consent by us to the institution of bankruptcy or insolvency proceedings against us, or the filing by us of a petition or answer or consent seeking reorganization or relief under the BIA, the CCAA or any other applicable insolvency law, or the consent by us to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of us or of any substantial part of our property, or the making by us of an assignment for the benefit of creditors, or the admission by us in writing of our inability to pay our debts generally as they become due.

If an event of default under the Indenture occurs and is continuing with respect to any series of notes then outstanding, then and in every such case the Trustee or the holders of not less than 25% in aggregate principal amount of the outstanding notes of such affected series may, subject to any subordination provisions thereof, declare the entire principal amount of all notes of such series and all accrued and unpaid interest thereon to be immediately due and payable. However, at any time after a declaration of acceleration with respect to any series of notes has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding notes of that series, by written notice to us and the Trustee under certain circumstances, may rescind and annul such acceleration.

Subject to certain limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding notes of any series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the notes of such series affected by such event of default.

No holder of a note of any series will have any right to institute any proceeding with respect to the Indenture, the notes of any series, or for the appointment of a receiver or a Trustee, or for any other remedy thereunder, unless:

(a)	such holder has previously given to the Trustee written notice of a continuing event of default with respect to the notes of such series affected by such event of default;

(b)

the holders of not less than 25% in aggregate principal amount of the outstanding notes of such series affected by such event of default have made written request, and such holder or holders have offered reasonable indemnity to the Trustee to institute such proceedings as Trustee; and

(c)

the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding notes of such series affected by such event of default a direction inconsistent with such request, within 60 days after such notice, request and offer.

However, such above-mentioned limitations do not apply to a suit instituted by the holder of a Note for the enforcement of payment of the principal of, or any premium or interest on, such Note on or after the applicable due date specified in such Note.

We will annually furnish to the Trustee a statement by certain of our officers as to whether or not we, to the best of their knowledge, are in compliance with all conditions and covenants of the Indenture and, if not, specifying all such known defaults.

Defeasance and Covenant Defeasance

The Indenture provides that, at our option, we will be discharged from any and all obligations in respect of the outstanding Notes of either series upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants (as evidenced by an officer’s certificate delivered to the Trustee) to pay the principal of (and premium, if any, and each instalment of interest, if any, on) the outstanding Notes of such series (hereinafter referred to as a “defeasance”) (except with respect to the authentication, transfer, exchange or replacement of the Notes or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if among other things:

(a)

we have delivered to the Trustee an opinion of counsel in the United States stating that (i) we have received from, or there has been published by, the United States Internal Revenue Service (the “IRS”) a ruling, or (ii) since the date of execution of the Indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that the holders of the outstanding Notes of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

(b)

we have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency (the “CRA”) (or successor agency) to the effect that the holders of the outstanding Notes of such series should not recognize income, gain or loss for Canadian federal or provincial income tax or other purposes as a result of such defeasance and should be subject to Canadian federal or provincial income tax on the same amounts, in the same manner and at the same times as would have been the case had such defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding Notes of such series include holders who are not resident in Canada);

(c)

no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

(d)	we are not an “insolvent person” within the meaning of the BIA on the date of such deposit or at any time during the period ending on the 91st day following such deposit.

We may exercise our defeasance option notwithstanding our prior exercise of our covenant defeasance option described in the following paragraph if we meet the conditions described in the preceding sentence at the time we exercise the defeasance option.

The Indenture provides that, at our option, unless and until we have exercised our defeasance option described in the preceding paragraph, we may omit to comply with the “Limitation on Liens” covenant, certain aspects of the “Consolidation, Amalgamation, Merger and Sale of Assets” covenant and certain other covenants and such omission shall not be deemed to be an event of default under the Indenture and the outstanding Notes upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants (as evidenced by an officer’s certificate delivered to the Trustee) to pay the principal of (and premium, if any, and each installment of interest, if any, on) the outstanding Notes (hereinafter referred to as “covenant defeasance”). If we exercise our covenant defeasance option, the obligations under the Indenture other than with respect to such covenants and the events of default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:

(a)

we have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of the outstanding Notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

(b)

we have delivered to the Trustee an opinion of counsel in Canada or a ruling from the CRA (or successor agency) to the effect that the holders of the outstanding Notes should not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such covenant defeasance and should be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such covenant defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding Notes include holders who are not resident in Canada);

(c)

no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

(d)	we are not an “insolvent person” within the meaning of the BIA on the date of such deposit or at any time during the period ending on the 91st day following such deposit.

Modification and Waiver

Modifications and amendments of the Indenture in relation to either series of the Notes may be made by us and the Trustee with the consent of the holders of a majority in principal amount of the outstanding Notes of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, among other things, without the consent of the holder of each outstanding Note of such affected series:

(a)	change the stated maturity of the principal of (or premium, if any), or any installment of interest, if any, on any Note of that series;

(b)	reduce the principal amount of (or premium, if any, or interest, if any, on) any Note of that series;

(c)	reduce the amount of principal of a Note of that series payable upon acceleration of the maturity thereof;

(d)	change the place of payment;

(e)	change the currency of payment of principal of (or premium, if any, or interest, if any, on) any Note of that series;

(f)	impair the right to institute suit for the enforcement of any payment on or with respect to any Note of that series;

(g)

reduce the percentage of principal amount of outstanding Notes of such series, the consent of the holders of which is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

(h)	modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified in the Indenture.

The holders of a majority in principal amount of the outstanding Notes of either series may, on behalf of the holders of all Notes of that series, waive, insofar as that series is concerned, compliance by us with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of outstanding Notes of either series may waive any past or existing default under the Indenture with respect to that series of the Notes, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any Note of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Note of that series.

The Indenture or the Notes may be amended or supplemented, without the consent of any holder of the Notes, in order to, among other things, cure any ambiguity or inconsistency or to make any change, in any case, that does not have a materially adverse effect on the interests of any holder of the Notes.

Consent to Jurisdiction and Service

Under the Indenture, we have irrevocably appointed CT Corporation System, 28 Liberty Street, 42nd Floor, New York, New York 10005 as our authorized agent for service of process in any suit or proceeding arising out of or relating to the Notes or the Indenture and for actions brought under federal or state securities laws in any federal or state court located in New York, New York and irrevocably submit to the non-exclusive jurisdiction of any such court.

Governing Law

The Notes will be, and the Indenture is, governed by and construed in accordance with the laws of the State of New York.

BOOK-ENTRY SYSTEM

DTC will act as securities depositary for the Notes (the “Depositary”). The 2031 Notes and the 2036 Notes will each be represented by one or more registered Global Notes (collectively, the “Registered Global Securities”) registered in the name of Cede & Co., as nominee for DTC, or such other name as may be requested by an authorized representative of DTC. Beneficial interests in the Notes will be shown on, and transfers of the Notes will be effected only through, records maintained by the Depositary and its participants. Except as described below, owners of beneficial interests in the Registered Global Securities representing the 2031 Notes and/or the 2036 Notes will not be entitled to receive 2031 Notes and/or 2036 Notes, as applicable, in definitive form and will not be considered holders of such series of Notes under the Indenture.

DTC

All interests in Registered Global Securities will be subject to the operations and procedures of the Depositary. The descriptions of the operations and procedures of the Depositary set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. We obtained the information in this section and elsewhere in this prospectus supplement concerning the Depositary and its respective book-entry systems from sources that we believe are reliable, but we take no responsibility for the accuracy of any of this information, and investors are urged to contact the relevant system or its participants directly to discuss these matters.

The Depositary is: (a) a limited-purpose trust company organized under the New York Banking Law; (b) a “banking organization” within the meaning of the New York Banking Law; (c) a member of the Federal Reserve System; (d) a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and (e) a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants (“Direct Participants”) deposit with DTC. The Depositary also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions, such as transfers and pledges, in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include both United States and non-United States securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, including depositories for Euroclear and Clearstream (each as defined on the cover page of this prospectus supplement).

The Depositary is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of its Direct Participants and members of the National Securities Clearing Corporation, and Fixed Income Clearing Corporation, all of which are registered clearing agencies. Access to DTC’s system is also available to others, such as securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to DTC, Direct Participants and Indirect Participants are on file with the SEC. All interests in the Registered Global Securities, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

Purchases of Notes under DTC’s system must be made by or through Direct Participants, which will receive a credit for such Notes on DTC’s records. The ownership interest of each actual purchaser of Notes represented by the Registered Global Securities (“Beneficial Owner”) is, in turn, to be recorded on the Direct Participants’ and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owners entered into the transaction. Transfers of ownership interests in the Registered Global Securities representing the Notes are to be accomplished by entries made on the books of participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Registered Global Securities representing the Notes, except in the event that use of the book-entry system for the Notes is discontinued or upon the occurrence of certain other events described in this prospectus supplement.

To facilitate subsequent transfers, the Registered Global Securities, representing the Notes that are deposited by Direct Participants with DTC, are registered in the name of DTC’s nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of the Registered Global Securities with DTC and its registration in the name of Cede & Co. or such other nominee does not effect any change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Registered Global Securities representing the Notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Direct or Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (nor any other Depositary nominee) will consent or vote with respect to the Registered Global Securities representing the Notes. Under its usual procedures, DTC mails an omnibus proxy (an “Omnibus Proxy”) to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Principal, premium, if any, and interest payments on the Registered Global Securities representing the Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. The Depositary’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding information from us or the Trustee on the applicable payment date in accordance with their respective holdings shown on DTC’s records. Payments by Direct Participants and Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such Direct and Indirect Participants and not of DTC, the Trustee, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is our responsibility or the responsibility of the Trustee. Disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of the Direct Participants and Indirect Participants. Neither we nor the Trustee will have any responsibility or liability for the disbursements of payments in respect of ownership interests in the Notes by DTC or the Direct or Indirect Participants or for maintaining or reviewing any records of DTC or the Direct or Indirect Participants relating to ownership interests in the Notes or the disbursement of payments in respect of the Notes.

The Depositary may discontinue providing its services as securities depository with respect to either or both series of the Notes at any time by giving reasonable notice to us or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Notes of such series in definitive form are required to be printed and delivered to each holder.

We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository) in respect of either or both series of the Notes. In that event, Notes of such series in definitive form will be printed and delivered to each holder.

Clearstream. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream customers (“Clearstream Participants”) through electronic book-

entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream also deals with domestic securities markets in many countries through established depository and custodial relationships. Clearstream Participants are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations.

Indirect access to Clearstream is available to other institutions that clear through or maintain a custodial relationship with an account holder of Clearstream. Clearstream has established an electronic bridge with Euroclear as the operator of the Euroclear System (the “Euroclear Operator”) in Brussels to facilitate settlement of trades between Clearstream and the Euroclear Operator.

Distributions of interest and principal with respect to Notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by the United States depositary for Clearstream.

Euroclear. Euroclear holds securities and book-entry interests in securities for participating organizations and facilitates the clearance and settlement of securities transactions between participants (“Euroclear Participants”) as defined in the Terms and Conditions Governing Use of Euroclear as amended from time to time and between Euroclear Participants and participants of certain other securities settlement systems through electronic book-entry changes in accounts of such participants or through other securities intermediaries.

Euroclear provides Euroclear Participants, among other things, with safekeeping, administration, clearance and settlement, securities lending and borrowing, and related services. Euroclear Participants are investment banks, securities brokers and dealers, banks, central banks, supranationals, custodians, investment managers, corporations, trust companies and certain other organizations.

Non-participants in the Euroclear System may hold and transfer book-entry interests in securities through accounts with a Euroclear Participant in the Euroclear System or any other securities intermediary that holds a book-entry interest in the securities through one or more securities intermediaries standing between such other securities intermediary and Euroclear.

Distributions of interest and principal with respect to Notes held beneficially through Euroclear will be credited to cash accounts of Euroclear Participants in accordance with its rules and procedures, to the extent received by the United States depositary for Euroclear.

Global Clearance and Settlement Procedures

Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using Depositary’s Same Day Funds Settlement System. Secondary market trading between Clearstream Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream or Euroclear, as applicable.

Cross market transfers between persons holding, directly or indirectly, through DTC on the one hand, and, directly or indirectly, through Clearstream Participants or Euroclear Participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its United States depository. However, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its United States depository to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to their respective United States depositaries.

Because of time zone differences, credits of Notes received by Clearstream or Euroclear as a result of a transaction with a Depositary participant will be made during subsequent securities settlement processing and dated the business day following DTC settlement date. The credits of any transactions in the Notes settled during the processing will be reported to the relevant Euroclear Participant or Clearstream Participant on that business day. Cash received by Clearstream or Euroclear as a result of sales of the Notes by or through a Clearstream Participant or a Euroclear Participant to a Depositary participant will be received with value on DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

We will make payments in respect of the Notes represented by the Registered Global Securities (including principal and interest) by wire transfer of immediately available funds to the accounts specified by the holder of such Registered Global Securities. We will make all payments of principal and interest with respect to Notes in definitive form by wire transfer of immediately available funds to the accounts specified by the holders of the Notes in definitive form or, if no such account is specified, by mailing a check to each such holder’s registered address.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued or changed at any time.

CERTAIN INCOME TAX CONSEQUENCES

The following summary is of a general nature only, is not exhaustive, and is not intended to be, and should not be construed to be, legal or tax advice to any prospective purchaser and no representation with respect to the tax consequences to any particular purchaser is made. Accordingly, prospective purchasers should consult their own tax advisors for advice with respect to the income tax consequences to them of purchasing, holding or disposing of the Notes, having regard to their own particular circumstances, including any consequences of an investment in the Notes arising under state, provincial or local tax laws in the United States or Canada or tax laws of jurisdictions outside the United States or Canada.

Certain Canadian Federal Income Tax Considerations

The following summary addresses the principal Canadian federal income tax considerations as of the date of this prospectus supplement to a holder who acquires Notes, including entitlement to all payments thereunder, as a beneficial owner pursuant to this offering and who, for the purposes of the Tax Act and any applicable tax treaty and at all relevant times, (a) is not resident or deemed to be resident in Canada, (b) deals at arm’s length and is not affiliated with Cenovus, (c) deals at arm’s length with any transferee resident or deemed to be resident in Canada to whom the holder disposes of, or is deemed to have disposed of Notes, (d) does not use or hold, and is not deemed to use or hold, the Notes in connection with a business carried on in Canada, (e) is not a “specified non-resident shareholder” (as defined in subsection 18(5) of the Tax Act) of Cenovus and deals at arm’s length with any “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of Cenovus, (f) is entitled to receive all payments made in respect of the Notes (including all principal and interest), (g) does not have, and deals at arm’s length with any person that has, (x) an amount outstanding as or on account of a debt or other obligation to pay an amount to a non-resident person that is described in (e) where either (i) recourse for such debt or other obligation is limited, either immediately or in the future and either absolutely or contingently, to the Notes, or (ii) all or a portion of the Notes were issued or were permitted to remain owing because such debt or other obligation was entered into or was permitted to remain outstanding or the holder anticipated that such debt or other obligation would become owing or remain outstanding, or (y) a “specified right”, as defined in subsection 18(5) of the Tax Act, in respect of a particular property that was granted directly or indirectly by such non-resident person; and (h) is not an entity in respect of which Cenovus is a “specified entity” (as defined in subsection 18.4(1) of the Tax Act) and is not a “specified entity” in respect of any transferee resident (or deemed to be resident) in Canada to whom the Holder disposes of the Notes (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere. This summary assumes that no amount paid or payable to a Non-Resident Holder will be the deduction component of a “hybrid mismatch arrangement” under which the payment arises within the meaning of paragraph 18.4(3)(b) of the Tax Act. Such Non-Resident Holders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, the current published administrative policies and assessing practices of the CRA published in writing and publicly available and all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) before the date of this prospectus supplement (the “Proposed Amendments”). This summary assumes that all Proposed Amendments will be enacted in their present form, but no assurances can be given that the Proposed Amendments will be enacted in the form proposed, or at all. Except for the foregoing, this summary does not otherwise take into account or anticipate changes in the law or in the assessment and administrative practices of the CRA, whether by judicial, governmental or legislative decision or action nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada.

This summary assumes that no interest paid on the Notes will be in respect of a debt or other obligation to pay an amount to a person with whom Cenovus does not deal at arm’s length, within the meaning of the Tax Act.

This summary is of a general nature only, is not exhaustive of all Canadian federal income tax consequences and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. The tax liability of each Non-Resident Holder will depend on the Non-Resident Holder’s particular circumstances. Accordingly, it is recommended that Non-Resident Holders consult their own tax advisors as to the particular tax consequences to them of acquiring, holding and disposing of the Notes.

Under the Tax Act amounts paid or credited, or deemed to be paid or credited, to a Non-Resident Holder on the Notes and proceeds received by a Non-Resident Holder as, on account of, in lieu of, or in satisfaction of, interest, premium or principal on the disposition of a Note, including a redemption, purchase for cancellation and payment on maturity will be exempt from Canadian withholding tax. A Non-Resident Holder will not be subject to any other tax under the Tax Act in respect of the receipt of interest, premium, or principal on the Notes, or the proceeds of disposition received by a Non-Resident Holder on a disposition of the Notes, including a redemption, purchase for cancellation, and payment on maturity.

Certain United States Federal Income Tax Considerations

The following is a general discussion of certain material United States federal income tax consequences of the acquisition, ownership and disposition of the Notes by certain U.S. Holders, as defined below. This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to you in light of your personal circumstances.

This discussion is limited to the United States federal income tax consequences to persons who are beneficial owners of the Notes and that hold the Notes as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not address the United States federal income tax consequences to investors subject to special treatment under the United States federal income tax laws, such as: dealers in securities or non-United States currencies; brokers; traders that mark-to-market their securities; tax-exempt entities; qualified retirement plans, individual retirement accounts and other tax-deferred accounts; banks; financial institutions; thrifts; insurance companies; controlled foreign corporations; persons that hold the Notes as part of a “straddle”, as part of a “hedge” against currency risk, or as part of a “conversion transaction”; U.S. Holders that have a “functional currency” other than the United States dollar; regulated investment companies; real estate investment trusts; expatriates and former long-term residents of the United States; persons subject to the alternative minimum tax; partnerships; other pass-through entities; investors in pass-through entities that hold the Notes; persons deemed to sell the Notes under the constructive sale provisions of the Code; and persons required for United States federal income tax purposes to conform the timing of income accruals with respect to their Notes to their financial statements under Section 451 of the Code. In addition, this discussion is generally limited to the United States federal income tax consequences to initial holders that purchase the Notes at their “issue price”, which for this purpose is the first price at which a substantial amount of the Notes are sold to investors, for cash, excluding sales to bond houses, brokers or similar persons acting in the capacity of underwriters, placement agents or wholesalers.

This discussion does not describe any tax consequences arising out of the tax laws of any state, local or non-United States jurisdiction, or any possible applicability of the United States federal gift, estate or non-income tax law.

If an entity or arrangement that is treated as a partnership or other pass-through entity for United States federal income tax purposes is a beneficial owner of the Notes, the tax treatment of an equity owner of such entity will generally depend upon the status of such owner and the activities of the entity. If you are a partnership or other pass-through entity that will acquire the Notes or an equity owner of a partnership or other pass-through entity for United States federal income tax purposes that will acquire the Notes, you are urged to consult your own tax advisors regarding the United States federal income tax consequences of the acquisition, ownership and disposition of the Notes.

This summary is based upon existing provisions of the Code, final, temporary, and proposed Treasury Regulations thereunder, and current administrative rulings and practice, judicial decisions, and interpretations of the foregoing, all as of the date hereof. All of the foregoing are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion. This discussion is not binding on the IRS and we have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS will not take positions that are different from those discussed below or that a United States court will not sustain such a challenge.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of the Notes and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made.

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL INCOME, MEDICARE, ESTATE AND GIFT TAX LAWS, TO YOUR PARTICULAR CIRCUMSTANCES AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, NON-UNITED STATES OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. Holders

For purposes of the following discussion, a “U.S. Holder” is a beneficial owner of a Note that is:

(a)	an individual who is a citizen or resident of the United States as determined for United States federal income tax purposes (which includes a “green card holder”);

(b)

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

(c)	an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source; or

(d)

a trust, if (i) a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

Contingent Payments

As described under the heading “Description of the Notes – Payment of Additional Amounts”, in certain circumstances, additional payments may be made with respect to the Notes in excess of the stated principal and interest. It is possible that our obligation to make additional payments on the Notes could implicate the provisions of Treasury Regulations relating to “contingent payment debt instruments”. If the Notes were characterized as contingent payment debt instruments, you may, among other things, be required to accrue interest income at a higher rate than the stated interest rate on the Notes and to treat any gain recognized on the sale or other disposition of a Note as ordinary income rather than as capital gain.

We intend to take the position that the terms of the Notes should not cause the Notes to be treated as contingent payment debt instruments. Our determination is binding on you unless you disclose your contrary position in the manner required by applicable Treasury Regulations. Our determination, however, is not binding on the IRS. If the IRS were to successfully challenge this determination, the character, timing and amount of the income that you recognize would be affected, including by treating income realized on the taxable disposition of a Note as ordinary income rather than capital gain. If any contingent amounts in excess of the stated principal and interest are in fact paid, you will be required to recognize such amounts as income.

The remainder of this disclosure assumes that our determination is correct and the Notes are not contingent payment debt instruments. The Treasury Regulations applicable to contingent payment debt instruments have not been the subject of authoritative interpretation, however, and the scope of the regulations is not certain. You are urged to consult your own tax advisors regarding the possible application of the contingent payment debt instrument rules to the Notes.

Payments of Interest

Subject to the discussion below under “– Original Issue Discount”, you will be taxed on qualified stated interest (as defined below in “– Original Issue Discount”) on your Notes as ordinary income at the time it accrues or is received, in accordance with your method of accounting for United States federal income tax purposes.

In addition to interest on the Notes, you will be required to include in income any additional amounts we may pay to cover any Canadian taxes withheld from interest payments. As a result, you may be required to include more interest in gross income than the amount of cash you actually receive.

Interest paid on the Notes will generally constitute foreign source income and, for purposes of computing the United States foreign tax credit, generally will be considered either “passive category income” or “general category income”. You may be entitled to deduct or claim a United States foreign tax credit for Canadian withholding taxes (if any) withheld from interest payments on the Notes, subject to applicable limitations in the Code. The rules governing the United States foreign tax credits and deductions are complex and have imposed additional requirements and limitations which may limit your ability to claim a foreign tax credit in respect of any Canadian taxes withheld. Recent IRS guidance provides temporary relief from some of these additional requirements and limitations, subject to certain requirements being met, until further notice by the IRS. You are urged to consult your tax advisor regarding the availability of claiming a United States foreign tax credit or deduction under your particular circumstances.

Original Issue Discount

A Note with a term that exceeds one year will be treated as issued with original issue discount (“OID”) if the stated redemption price at maturity of the Note exceeds its issue price by more than the de minimis amount of 1/4 of 1% of the “stated redemption price at maturity” multiplied by the number of complete years from the issue date of the Note to its maturity. A Note’s “issue price” generally is the first price at which a substantial amount of Notes included in the issue of which the Note is a part is sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The “stated redemption price at maturity” of a Note is the total of all payments provided by the Note that are not payments of “qualified stated interest”. Generally, an interest payment on a Note is “qualified stated interest” if it is one of a series of stated interest payments on a Note that are unconditionally payable at least annually at a single fixed rate, with certain exceptions for lower rates paid during some periods, applied to the outstanding principal amount of the Note.

It is not expected that the Notes will be issued with OID. If, however, the stated redemption price at maturity of a Note exceeds its issue price by more than a de minimis amount, you will be required to treat such excess amount as OID, which is treated for United States federal income tax purposes as accruing over the term of the Note as interest income to you in accordance with a constant yield method based on a compounding of interest before the receipt of cash payments attributable to this income. Your adjusted tax basis in a Note would be increased by the amount of any OID included in your gross income. In compliance with Treasury Regulations, if we determine that the Notes have OID, we will provide certain information to the IRS and/or you that is relevant to determining the amount of OID in each accrual period.

Sale, Exchange, Redemption, Retirement or Other Taxable Disposition of the Notes

Upon the sale, exchange, redemption, retirement or other taxable disposition of a Note, you generally will recognize gain or loss in an amount equal to the difference between (i) the sum of cash plus the fair market value of any property received on such disposition (other than any amount received that is attributable to accrued but unpaid qualified stated interest, which will be taxable as ordinary interest income to the extent not previously included in income), and (ii) your adjusted tax basis in the Note at the time of sale, exchange, redemption, retirement or other taxable disposition. Your adjusted tax basis in a Note generally will be the amount that you paid for the Note, increased by the amount of any OID included in your gross income and reduced by any payments (other than payments of qualified stated interest) you have received. Gain or loss recognized on the sale, exchange, redemption, retirement or other taxable disposition of a Note generally will constitute capital gain or loss and will be long-term capital gain or loss if you have held the Note for more than one year. Non-corporate U.S. Holders may be entitled to reduced rates of United States federal income taxation on net long-term capital gains. The deductibility of capital losses is subject to limitations under the Code.

Gain or loss on the sale, exchange, redemption, retirement or other taxable disposition of a Note generally will be treated as United States source income or loss for United States federal income tax purposes and for purposes of computing the United States foreign tax credit allowable to you, unless such gain or loss is attributable to an office or other fixed place of business outside of the United States and certain other conditions are met.

Medicare Contribution Tax on Unearned Income

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds, are required to pay a 3.8% tax on “net investment income” (or in the case of an estate or trust, “undistributed net investment income”), which generally includes, among other things, interest income and capital gains from the sale or other disposition of the Notes, subject to certain limitations and exceptions. You are urged to consult your own tax advisors regarding the applicability of this additional tax to your ownership and disposition of the Notes.

Information Reporting and Backup Withholding

Payments of interest on a Note made within the United States (including payments made by wire transfer from outside the United States to an account you maintain in the United States) and a payment of the proceeds from the sale, exchange, redemption, retirement or other taxable disposition of a Note effected at a United States office of a broker generally will be subject to information reporting. Backup withholding, currently at the rate of 24%, will generally apply if you (a) fail to furnish your correct taxpayer identification number (generally on an IRS Form W-9), (b) furnish an incorrect taxpayer identification number, (c) are notified by the IRS that you have previously failed to report properly items subject to backup withholding, (d) fail to certify, under penalty of perjury, that you have furnished your correct taxpayer identification number and that the IRS has not notified you that you are subject to backup withholding, or (e) otherwise fail to comply with the applicable requirements of the backup withholding rules. If you are a corporation or a person that is not a United States person, you may be exempt from information reporting and backup withholding requirements, provided that you establish your exemption by certifying your status on the appropriate IRS Form W-8 or IRS Form W-9 (or a successor form), as applicable.

Backup withholding is not an additional United States federal income tax. Any amounts withheld under the United States backup withholding rules will be allowed as a credit against your United States federal income tax liability, if any, or will be refunded to the extent it exceeds such liability, if you furnish required information to the IRS in a timely manner.

Information Reporting with Respect to Foreign Financial Assets

Certain U.S. Holders that are individuals (and in certain circumstances, entities) are required to report information relating to their ownership of “specified foreign financial assets” (such as an interest in the Notes), subject to certain exceptions (including an exception for Notes held in accounts maintained by certain financial institutions, such as a United States brokerage account), on IRS Form 8938 with their United States federal income tax returns. Substantial penalties may apply for failure to properly complete and file IRS Form 8938. You are urged to consult your tax advisors regarding the effect, if any, of these reporting requirements on the acquisition, ownership and disposition of the Notes.

THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON YOUR PARTICULAR SITUATION. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, NON-UNITED STATES AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES OR OTHER TAX LAWS.

UNDERWRITING

We intend to offer the Notes through the underwriters. J.P. Morgan Securities LLC, CIBC World Markets Corp., Goldman Sachs & Co. LLC and Mizuho Securities USA LLC (collectively, the “representatives”) are acting as the representatives of the underwriters named below. Subject to the terms and conditions contained in the underwriting agreement dated the date hereof between us and the underwriters (the “underwriting agreement”), we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase from us, in cash against delivery on November 20, 2025, the principal amount of Notes listed opposite their names below.

Underwriters	Principal amount of 2031 Notes	Principal amount of 2036 Notes
	(U.S.$)	(U.S.$)
J.P. Morgan Securities LLC	95,000,000	95,000,000
CIBC World Markets Corp.	95,000,000	95,000,000
Goldman Sachs & Co. LLC	56,250,000	56,250,000
Mizuho Securities USA LLC	56,250,000	56,250,000
BofA Securities, Inc.	35,000,000	35,000,000
MUFG Securities Americas Inc.	35,000,000	35,000,000
TD Securities (USA) LLC	35,000,000	35,000,000
ATB Securities Inc.	25,000,000	25,000,000
BMO Capital Markets Corp.	25,000,000	25,000,000
Scotia Capital (USA) Inc.	25,000,000	25,000,000
Desjardins Securities Inc.	17,500,000	17,500,000

Total	500,000,000	500,000,000

The terms of the offering of the Notes, including the price of each series of the Notes, were established through negotiations between us and the underwriters.

We have agreed to indemnify each of the underwriters against certain liabilities, including liabilities under the United States Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters, as principals, conditionally offer the Notes, subject to prior sale, if, as and when issued by us and accepted by the underwriters, subject to approval of legal matters by their counsel, including the validity of the Notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

This prospectus supplement qualifies the distribution of the Notes in each of the provinces and territories of Canada solely for the purpose of registering the Notes in the United States pursuant to the multi-jurisdictional disclosure system adopted in the United States and Canada. This prospectus supplement does not qualify the Notes for distribution to purchasers in Canada, or to residents of Canada. Any sales of Notes in any province or territory of Canada may only be made pursuant to an exemption from the prospectus requirements of Canadian securities laws.

Certain of the underwriters may not be United States registered broker-dealers and accordingly will not effect any sales within the United States except in compliance with applicable United States laws and regulations, including the rules of the United States Financial Industry Regulatory Authority, Inc.

Commissions and Discounts

The representatives have advised us that the underwriters propose to initially offer the Notes to the public at the public offering prices set forth on the cover page of this prospectus supplement and to certain dealers at those prices less a concession not in excess of 0.350% per 2031 Note and 0.400% per 2036 Note. The underwriters may allow, and such dealers may re-allow, a discount to certain other dealers not in excess of 0.250% per 2031 Note and 0.250% per 2036 Note. After the initial public offering of the Notes, the public offering prices, concessions and discounts may be changed by the underwriters. The compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers of the Notes is less than the gross proceeds paid to us by the underwriters. The underwriters are not required to engage in these activities and may end any of these activities at any time.

Our total expenses for the offering, not including the underwriting commission, are estimated to be approximately U.S.$4 million.

New Issue of Notes

The Notes are a new issue of securities with no established trading market. We will not apply to list either series of the Notes on any securities exchange or to include either series of the Notes in any automated quotation system. The representatives have advised us that the underwriters currently intend to make a market in each series of the Notes after completion of the offering of the Notes. However, the underwriters are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for either series of the Notes or that an active trading market for either series of the Notes will develop. If an active trading market for either series of the Notes does not develop, the market price and liquidity of the Notes of such series may be adversely affected. If the Notes of either series are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors.

Price Stabilization and Short Positions

In connection with the offering of the Notes, the underwriters are permitted to engage in transactions that stabilize, maintain or otherwise affect the market price of either series of the Notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of such series of the Notes. If the underwriters create a short position in a series of the Notes in connection with the offering of the Notes (i.e., if they sell more Notes of such series than are on the cover page of this prospectus supplement), the underwriters may reduce that short position by purchasing Notes of such series in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The underwriters are not required to engage in these activities and may end these activities at any time. Any stabilization action may begin on or after the date on which adequate public disclosure of the terms of the offer of the Notes is made and, if begun, may end at any time, but must end no later than the earlier of 30 calendar days after the date on which we received the proceeds of the issue and 60 calendar days after the date of the allotment of the Notes. Any stabilization action must be conducted by the underwriters (or persons acting on their behalf) in accordance with all applicable laws and rules and will be undertaken at the offices of the underwriters (or persons acting on their behalf).

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes of either series. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Relationship Between Cenovus and Certain Underwriters

Under applicable Canadian securities legislation, we may be considered to be a “connected issuer” of each of J.P. Morgan Securities LLC, CIBC World Markets Corp., Goldman Sachs & Co. LLC, Mizuho Securities USA LLC, BofA Securities, Inc., MUFG Securities Americas Inc., TD Securities (USA) LLC, ATB Securities Inc., BMO Capital Markets Corp., Scotia Capital (USA) Inc. and Desjardins Securities Inc., each of which is, or is a subsidiary or an affiliate of, a lender which has extended or has committed to extend credit facilities to Cenovus, including under one or more of our committed and uncommitted credit facilities or the Term Facility. In addition, certain of the underwriters, or their subsidiaries or affiliates, may be holders of the 2027 Notes and/or the MEG Notes, which Cenovus intends to redeem using the net proceeds from the offering of the Notes. As described under “Use of Proceeds” in this prospectus supplement, Cenovus intends to use the net proceeds from the offering of the Notes to fund the redemption of the 2027 Notes and the MEG Notes and for general corporate purposes. Accordingly, to the extent that an underwriter or a subsidiary or affiliate of an underwriter is a holder of the 2027 Notes and/or the MEG Notes, they may receive a portion of the net proceeds from this offering. Furthermore, pending any such use of the net proceeds of this offering, Cenovus may either invest the net proceeds from the offering in bank deposits and/or other money market instruments or temporarily reduce short-term indebtedness (which may be of or with an underwriter or its subsidiaries or affiliates).

Cenovus had no draws on its committed credit facility, as at September 30, 2025 and December 31, 2024, respectively. Cenovus had no draws on its uncommitted demand facilities as at September 30, 2025 and December 31, 2024, and had outstanding letters of credit totaling $338 million and $355 million under its uncommitted demand facilities, as at September 30, 2025 and December 31, 2024, respectively. As of the date of this prospectus supplement, Cenovus had $2.7 billion drawn on its Term Facility to fund a portion of the cash consideration for the Acquisition and there are no draws on either the committed credit facility or uncommitted demand facilities. Cenovus is in material compliance with all material terms of the agreements governing the committed credit facility, the uncommitted demand facilities and the Term Facility, respectively, and none of the lenders has waived any material breach by Cenovus of those agreements since the committed credit facility, the uncommitted demand facilities and the Term Facility were established. The financial position of Cenovus has not changed substantially and adversely since Cenovus entered into the committed credit facility, the uncommitted demand facilities and the Term Facility.

None of the lenders have been or will be involved in the decision to offer the Notes and none have been or will be involved in the determination of the terms of the distribution of the Notes, including structuring and pricing. The offering of the Notes has not been required, suggested or consented to by a lender. As a consequence of the sale of the Notes under this prospectus supplement, each of the underwriters will receive a commission on the principal amount of any Notes sold.

Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services to us and our affiliates in the ordinary course of business for which services they have received, and may in the future receive, customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Notice to Prospective Purchasers in the European Economic Area

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a “retail investor” means a person who is one (or more) of: (a) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (b) a customer within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a “qualified investor” as defined in Article 2(e) of Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Each person in a Member State of the EEA who receives any communication in respect of, or who acquires any Notes under, the offers to the public contemplated in this prospectus supplement, or to whom the Notes are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and us that it and any person on whose behalf it acquires Notes is not a “retail investor” as defined above.

This prospectus supplement has been prepared on the basis that any offer of Notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of Notes. Accordingly, any person making or intending to make an offer in that Member State of Notes which are the subject of the offering contemplated in this prospectus supplement may only do so to legal entities which are qualified investors as defined in the Prospectus Regulation, provided that no such offer of Notes shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case in relation to such offer. Neither we nor the underwriters have authorised, nor do we or they authorise, the making of any offer of Notes to any legal entity which is not a qualified investor as defined in the Prospectus Regulation. Neither we nor the underwriters have authorised, nor do we or they authorise, the making of any offer of Notes through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the Notes contemplated in this prospectus supplement. This prospectus supplement is not a prospectus for the purposes of the Prospectus Regulation.

For the purposes of this section, the expression an “offer of notes to the public” in relation to any Notes in any EU Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that EU Member State by any measure implementing the Prospectus Regulation in that EU Member State.

Any distributor subject to MiFID II (for the purposes of this paragraph, a “distributor”) subsequently offering, selling or recommending the Notes is responsible for undertaking its own target market assessment in respect of the Notes and determining the appropriate distribution channels for the purposes of the MiFID II product governance rules under Commission Delegated Directive (EU) 2017/593 (the “Delegated Directive”). Neither we nor any of the underwriters make any representations or warranties as to a distributor’s compliance with the Delegated Directive.

Notice to Prospective Purchasers in the United Kingdom

This document is for distribution only to, and is directed solely at, persons who (a) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (b) are persons falling within Article 49(2)(a) to (d) of the Financial Promotion Order being a high net worth entity, (c) are outside the United Kingdom (the “UK”), or (d) are persons to whom an invitation or inducement to engage in banking activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”); (b) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (c) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law (as amended, the “UK Prospectus Regulation”) by virtue of the EUWA. Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

Each person in the UK who receives any communication in respect of, or who acquires any Notes under, the offers to the public contemplated in this prospectus supplement, or to whom the Notes are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriters and us that it and any person on whose behalf it acquires Notes is not a “retail investor” (as defined above).

This prospectus supplement has been prepared on the basis that any offer of Notes in the UK will be made pursuant to an exemption under the UK Prospectus Regulation and the FSMA from the requirement to publish a prospectus for offers of Notes. Accordingly, any person making or intending to make an offer in the UK of Notes which are the subject of the offering contemplated in this prospectus supplement may only do so to legal entities which are qualified investors as defined in the UK Prospectus Regulation, provided that no such offer of Notes shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation or Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation, in each case in relation to such offer. Neither we nor the underwriters have authorised, nor do we or they authorise, the making of any offer of Notes to any legal entity which is not a qualified investor as defined in the UK Prospectus Regulation. Neither we nor the underwriters have authorised, nor do we or they authorise, the making of any offer of Notes through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the Notes contemplated in this prospectus supplement. This prospectus supplement is not a prospectus for the purposes of the UK Prospectus Regulation.

Any distributor subject to Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“UK MiFIR”) (for the purposes of this paragraph, a “distributor”) subsequently offering, selling or recommending the Notes is responsible for undertaking its own target market assessment in respect of the Notes and determining the appropriate distribution channels for the purposes of the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”). Neither we nor any of the underwriters make any representations or warranties as to a distributor’s compliance with the UK MiFIR Product Governance Rules.

Notice to Prospective Purchasers in Hong Kong

The Notes have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “C(WUMP)O”) or which do not constitute an offer to the public within the meaning of the C(WUMP)O. No advertisement, invitation or document relating to the Notes has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under the SFO.

Notice to Prospective Purchasers in Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended; the ”FIEA”) and the Notes have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (as defined under Item 5, Paragraph 1, Article 6 of the Foreign Exchange and Foreign Trade Act (Act No. 228 of 1949, as amended)), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Purchasers in Singapore

Each underwriter has acknowledged that this prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented, warranted and agreed that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.

Notice to Prospective Purchasers in Switzerland

This prospectus supplement is not intended to constitute an offer or solicitation to purchase or invest in the Notes. The Notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the Notes to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the Notes constitutes a prospectus pursuant to the FinSA, and neither this prospectus supplement nor any other offering or marketing material relating to the Notes may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Purchasers in Taiwan

The Notes have not been and will not be registered with the Financial Supervisory Commission of Taiwan (“FSCT”) pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the FSCT. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the Notes in Taiwan.

Notice to Prospective Purchasers in United Arab Emirates

The Notes to be issued have not been and will not be offered, sold or publicly promoted or advertised by it in the United Arab Emirates (excluding the Dubai International Financial Centre and the Abu Dhabi Global Market) other than in compliance with any laws applicable in the United Arab Emirates (excluding the Dubai International Financial Centre and the Abu Dhabi Global Market) governing the issue, offering and sale of securities.

Notice to Prospective Purchasers in the Abu Dhabi Global Market

This prospectus supplement is for distribution only to persons who (a) are outside the Abu Dhabi Global Market, or (b) are Authorised Persons or Recognised Bodies (as such terms are defined in the Financial Services and Markets Regulations 2015 (“FSMR”)), or (c) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 18 of FSMR) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This prospectus supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will be engaged in only with relevant persons. This prospectus supplement relates to an “Exempt Offer” within the meaning of section 61(3)(a) of the FSMR and Rule 4.3.1 of the Market Rules of the Financial Services Regulatory Authority or otherwise in circumstances which do not require the publication of an “Approved Prospectus” (as defined in section 61(2) of the FSMR).

Notice to Prospective Purchasers in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus supplement. The Notes to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Notes offered should conduct their own due diligence on the Notes. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Purchasers in Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 of Australia (“Corporations Act”)) in relation to the offering or the Notes has been or will be lodged with the Australian Securities and Investments Commission (“ASIC”). Each underwriter:

a.

has not (directly or indirectly) offered, and will not offer for issue or sale and has not invited, and will not invite, applications for issue, or offers to purchase, the Notes in, to or from Australia (including an offer or invitation which is received by a person in Australia); and

b.	has not distributed or published, and will not distribute or publish, any information memorandum, advertisement or other offering material relating to the Notes in Australia,

unless (1) the aggregate consideration payable by each offeree or invitee is at least AUD500,000 (or its equivalent in other currencies, disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to purchasers in accordance with Part 6D.2 or Part 7.9 of the Corporations Act, (2) the offer or invitation is not made to a person who is a “retail client” within the meaning of section 761G of the Corporations Act, (3) such action complies with all applicable laws, regulations and directives and (4) such action does not require any document to be lodged with ASIC.

Notice to Prospective Purchasers in South Korea

The Notes may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in South Korea or to any resident of South Korea except pursuant to the applicable laws and regulations of South Korea, including the Financial Investment Services and Capital Markets Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The Notes have not been registered with the Financial Services Commission of South Korea for public offering in South Korea. Furthermore, the Notes may not be re-sold to South Korean residents unless the purchaser of the Notes complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with their purchase.

LEGAL MATTERS

Certain legal matters relating to Canadian law in connection with the offering of the Notes will be passed upon for us by McCarthy Tétrault LLP, Calgary, Alberta, Canada. Certain legal matters relating to United States law in connection with the offering of the Notes will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. The underwriters have been represented by Allen Overy Shearman Sterling US LLP, Toronto, Ontario, Canada with respect to United States legal matters and Norton Rose Fulbright Canada LLP, Calgary, Alberta, Canada, with respect to Canadian legal matters.

As of the date of this prospectus supplement, the partners and associates of McCarthy Tétrault LLP and the partners and associates of Norton Rose Fulbright Canada LLP, in each case, as a group, beneficially own, directly or indirectly, less than 1% of any class of our outstanding securities.

AUDITORS

Our independent registered public accounting firm is PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued a Report of Independent Registered Public Accounting Firm dated February 19, 2025 in respect of Cenovus’s Annual Financial Statements as at December 31, 2024 and December 31, 2023, and for each of the years then ended and on the effectiveness of internal control over financial reporting as at December 31, 2024. PricewaterhouseCoopers LLP has advised that they are independent with respect to Cenovus within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, including the Rules of Professional Conduct with Guidance Chartered Professional Accountants of Alberta and any applicable legislation or regulations, as well as the rules of the SEC and the Public Company Accounting Oversight Board on auditor independence.

EXPERTS

Information relating to our reserves in our AIF was prepared by GLJ Ltd. and McDaniel & Associates Consultants Ltd., as independent qualified reserves evaluators. As of the date of this prospectus supplement, the partners, employees and consultants of GLJ Ltd. and the partners, employees and consultants of McDaniel & Associates Consultants Ltd., in each case, as a group, beneficially own, directly or indirectly, less than 1% of any class of our outstanding securities.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	November 3, 2023

Cenovus Energy Inc.

Debt Securities

Common Shares

Preferred Shares

Subscription Receipts

Warrants

Share Purchase Contracts

Units

We may from time to time offer and sell our debentures, notes or other evidence of indebtedness of any kind, nature or description and which may be issuable in series (collectively, “debt securities”), common shares, preferred shares, subscription receipts, warrants, share purchase contracts and units (collectively, debt securities, common shares, preferred shares, subscription receipts, warrants, share purchase contracts and units are referred to in this prospectus as the “Securities”) during the 25-month period that this short form base shelf prospectus, including any amendments hereto (this “prospectus”), remains valid. Certain current or future holders of our securities (collectively, the “Selling Securityholders”) may also offer and sell certain Securities from time to time pursuant to this prospectus. See “Selling Securityholders”.

Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more prospectus supplements (each, a “prospectus supplement”). The Securities may be offered and sold in Canada and/or the United States and elsewhere where permitted by law. We will provide the specific terms of the Securities in prospectus supplements to this prospectus that will be delivered to purchasers together with this prospectus. Unless otherwise provided in a prospectus supplement relating to a series of debt securities, the debt securities will be our direct, unsecured and unsubordinated obligations and will be issued under a trust indenture. You should read this prospectus and any prospectus supplement carefully before you invest in any of the Securities.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

We are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which are generally accepted accounting principles (“GAAP”) for publicly accountable enterprises in Canada. Our financial statements, which are subject to United States auditing and auditor independence standards, may not be comparable to financial statements of United States companies.

Certain data relating to our reserves included in or incorporated by reference in this prospectus has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. See “Note Relating to Reserves Disclosure”.

Owning the Securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement. See “Certain Income Tax Considerations”.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely because we are organized under the laws of Canada. Most of our directors and officers, and some or all of the experts named in this prospectus, are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. See “Enforceability of Civil Liabilities”.

Investment in the Securities involves certain risks that should be considered by a prospective purchaser. See “Risk Factors” along with the risk factors described in the applicable prospectus supplement pertaining to a distribution of Securities and the risk factors described in the documents incorporated by reference in this prospectus. See “Where You Can Find More Information”.

All shelf information permitted under applicable law to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to prospective purchasers together with this prospectus, such delivery to be effected in the case of United States purchasers through the filing of such prospectus supplement or prospectus supplements with the SEC. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of applicable securities laws as of the date of the prospectus supplement and only for the purposes of the distribution of the Securities to which the prospectus supplement pertains.

We may sell the Securities and the Selling Securityholders may sell certain Securities to or through underwriters or dealers, directly to one or more purchasers or through agents. See “Plan of Distribution”. This prospectus may qualify an “at-the-market distribution”, as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”) (an “at-the-market distribution”), provided that the requirements of Part 9 of NI 44-102 are complied with in connection with the filing of a prospectus supplement for an at-the-market distribution. The prospectus supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by us and/or the Selling Securityholders in connection with the offering and sale of Securities, and will set forth the terms of the offering of such Securities, including the method of distribution of such Securities, the public offering price, the proceeds to us and/or the Selling Securityholders, any fees, discounts or other compensation payable to underwriters, dealers or agents, and any other material terms of the plan of distribution. Securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers, including sales in transactions that are deemed to be at-the-market distributions, including sales made directly on the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE”) or other existing trading markets for the Securities, and as set forth in the applicable prospectus supplement. If offered on a non-fixed price basis, the price per Security may vary between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters’, dealers’ or agents’ compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to us, or in the case of Securities offered by the Selling Securityholders, to the Selling Securityholders. See “Plan of Distribution”.

Subject to applicable laws, in connection with any offering of Securities, other than an at-the-market distribution, the underwriters or agents, as the case may be, may over-allot or conduct transactions intended to stabilize, maintain or otherwise affect the market price for the Securities at levels other than those which otherwise might prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’ over-allocation position acquires those securities under this prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the overallotment option or secondary market purchases. However, no underwriter or

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dealer involved in an at-the-market distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities. See “Plan of Distribution”.

Our common shares are listed on the TSX and the NYSE under the symbol “CVE”. On November 2, 2023, the last completed trading day prior to the date of this prospectus, the closing price of the common shares on the TSX and NYSE was $26.75 and US$19.52 per common share, respectively. Our outstanding preferred shares, Series 1, Series 2, Series 3, Series 5 and Series 7 are listed on the TSX under the symbols “CVE.PR.A”, “CVE.PR.B”, “CVE.PR.C”, “CVE.PR.E” and “CVE.PR.G”, respectively. On November 2, 2023, the last completed trading day prior to the date of this prospectus, the closing prices of the Series 1, Series 2, Series 3, Series 5 and Series 7 preferred shares on the TSX were $12.98, $15.05, $19.15, $18.64 and $18.72, respectively. We also have outstanding warrants that are listed on the TSX under the symbol “CVE.WT” and the NYSE under the symbol “CVE WS”. On November 2, 2023, the last completed trading day prior to the date of this prospectus, the closing price of these warrants on the TSX and NYSE was $20.27 and US$14.72 per warrant, respectively.

Unless otherwise specified in the applicable prospectus supplement, the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units will not be listed on any securities or stock exchange and there is no market through which the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units may be sold and purchasers may not be able to resell such securities purchased under this prospectus and the applicable prospectus supplement. This may affect the pricing of the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units in the secondary market, the transparency and availability of trading prices, the liquidity of the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units and the extent of issuer regulation. See “Risk Factors”.

As of the date hereof, we have determined that we qualify as a “well-known seasoned issuer” under the WKSI Blanket Orders (as defined herein). See “Reliance on Exemptions for Well-Known Seasoned Issuers”.

Mr. Keith M. Casey, Mr. James D. Girgulis, Ms. Melanie A. Little, Mr. Richard J. Marcogliese, Mr. Frank J. Sixt and Ms. Rhonda I. Zygocki are directors of Cenovus who reside outside of Canada. Each of the foregoing directors has appointed us as their agent for service of process in Canada at 4100, 225 6th Avenue S.W., Calgary, Alberta, Canada T2P 0M5. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

Our head and registered office is located at 4100, 225 6th Avenue S.W., Calgary, Alberta, Canada T2P 0M5.

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ABOUT THIS PROSPECTUS

Except as set forth under “Description of Debt Securities”, and unless the context otherwise requires, all references in this prospectus and any prospectus supplement to “Cenovus”, “we”, “us” and “our” mean Cenovus Energy Inc. and its consolidated subsidiaries and partnerships.

In this prospectus, in any prospectus supplement and in documents incorporated by reference in this prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars, references to “dollars”, or “$” are to Canadian dollars and all references to “US$” are to United States dollars. Unless otherwise indicated, all financial information included in this prospectus and documents incorporated by reference in this prospectus or included in any prospectus supplement has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which are also generally accepted accounting principles for publicly accountable enterprises in Canada.

We may, from time to time, sell any combination of the Securities described in this prospectus, and the Selling Securityholders may, from time to time, sell certain Securities in one or more offerings. This prospectus provides you with a general description of the Securities that we, or that we and the Selling Securityholders, may offer. Each time we, and the Selling Securityholders, where applicable, sell Securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading “Where You Can Find More Information”.

Cenovus has filed with the SEC under the Securities Act of 1933, as amended (the “1933 Act”), a registration statement on Form F-10 relating to the offering of the Securities, of which this prospectus forms part. This prospectus does not contain all of the information set forth in such registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this prospectus but contained in the registration statement will be available on the SEC’s website at www.sec.gov. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Securities.

Information on or connected to our website, even if referred to in a document incorporated by reference herein, does not constitute part of this prospectus.

FORWARD-LOOKING INFORMATION

This prospectus and the documents incorporated by reference in this prospectus contain certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections, made in light of our experience and perception of historical trends. Although we believe that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

In addition to the cautionary statement below, with respect to forward-looking information contained in the documents incorporated by reference in this prospectus, prospective purchasers should refer to “Forward-Looking Information” in the AIF (as defined herein), “Advisory – Forward-looking Information” in the Annual MD&A (as defined herein), “Advisory – Forward-looking Information” in the Interim MD&A (as defined herein) and “Advisory – Forward-Looking Information” in the Circular (as defined herein), as well as the advisories section of any documents incorporated by reference in this prospectus that are filed after the date of this prospectus.

Forward-looking information in this prospectus and the documents incorporated by reference in this prospectus is identified by words such as “aim”, “anticipate”, “believe”, “capacity”, “commit”, “continue”, “could”, “estimate”, “expect”, “focus”, “forecast”, “future”, “may”, “on track”, “objective”, “opportunities”, “plan”, “position”, “prioritize”, “strive”, “target”, and “will”, or similar expressions and includes suggestions of future outcomes, including, but not limited to, statements about: the potential use of the proceeds of offerings hereunder; shareholder value and returns; cost structure; margins; safety performance; sustainability and sustainability leadership; using our integrated network of assets to maximize value; delivering on our strategy; returning incremental value to shareholders through share buybacks and/or variable dividends in accordance with the capital allocation framework; greenhouse gas (“GHG”) emissions; interest expense; infrastructure; operating costs; capital costs; capital investment, allocation, and structure; capital discipline; Free Funds Flow generation; resiliency; Excess Free Funds Flow allocation; balance sheet management and strength; flexibility in both high and low commodity price environments; funding near-term cash requirements; managing capital structure; dividends of any kind; share repurchases under our normal course issuer bid and renewal of same; full payment of the aggregate warrant purchase price; reinvestment in the business; diversifying the portfolio; deleveraging; near-term funding requirements; meeting payment obligations; maintaining credit ratings; debt levels; Net Debt; Net Debt to Adjusted Funds Flow Ratio; Net Debt to Adjusted EBITDA Ratio; adjusting capital and operating spending; drawing down credit facilities; repaying existing debt; adjusting dividends; purchasing common shares; issuing new debt; issuing new shares; maintaining liquidity; flexibility; capital expenditures; production and production rates; crude oil unit throughput or throughput; consistent and reliable operations at all operated assets; operating performance; liabilities from legal proceedings; cash flow; financial results; variable payments; provision for income taxes; financial resilience; capturing value; monitoring market fundamentals; mitigating the impact of commodity differentials; plans to achieve targets for our five environmental, social, and corporate governance focus areas: climate and GHG emissions, water stewardship, biodiversity, Indigenous reconciliation, inclusion and diversity; the focus of our 2023 budget; business and asset integration; integrating the Toledo and Lima refineries; optimizing run rates at our refineries; completion of the planned turnaround at the Borger Refinery; pad construction and first steam in the Ipiatik area at Foster Creek; adding additional bitumen reserves to the Foster Creek plant through the acquisition of the Ipiatik area; multi-year development in the conventional segment; full ramp-up of the Superior Refinery; integration of the Toledo Refinery; transportation and storage commitments; commissioning the Terra Nova floating production, storage and offloading unit to resume production at the Terra Nova Field in the fourth quarter of 2023; progressing the West White Rose project to deliver first oil in 2026; development wells in, and first gas production from, the MAC field in Indonesia; and our outlook for commodities and the Canadian dollar and the influences and effects on Cenovus.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include, but are not limited to: forecast bitumen, crude oil, natural gas, natural gas liquids (“NGLs”), condensate and refined products prices, light-heavy crude oil price differentials; our ability to realize the anticipated benefits and anticipated cost synergies of acquisitions; the accuracy of any assessments undertaken in connection with acquisitions; forecast production and crude oil unit throughput volumes and timing thereof; projected capital investment levels, the flexibility of capital spending plans and associated sources of funding; the absence of significant adverse changes to government policies, legislation and regulations (including related to climate change), Indigenous relations, interest rates, inflation, foreign exchange rates, competitive conditions and the supply and demand for bitumen, crude oil and natural gas, NGLs, condensate and refined products; the political, economic and social stability of jurisdictions in which we operate; the absence of significant disruption of operations, including as a result of harsh weather, natural disaster, accident, civil unrest or other similar events; the prevailing climatic conditions in our operating locations; achievement of further cost reductions and sustainability thereof; applicable royalty regimes, including expected royalty rates; future improvements in availability of product transportation capacity; increase to our share price and market capitalization over the long term; opportunities to purchase common shares for cancellation at prices acceptable to us; the sufficiency of cash balances, internally generated cash flows, existing credit facilities, management of our asset portfolio and access to capital and insurance coverage to pursue and fund future investments, sustainability and development plans and dividends, including any increase thereto; production from our Conventional segment providing an economic hedge for the natural gas required as a fuel source at both our oil sands and refining operations; realization of expected capacity to store within our oil sands reservoirs barrels not yet produced, including that we will be able to time production and sales of our inventory at later dates when demand has increased, pipeline and/or storage capacity has improved and future crude oil differentials have narrowed; the West Texas Intermediate (“WTI”) - Western Canadian Select (“WCS”) differential in Alberta remains largely tied to global supply factors and heavy crude processing capacity; the ability of our refining capacity, dynamic storage, existing pipeline commitments, crude-by-rail loading capacity and financial hedge transactions to partially mitigate a portion of our WCS crude oil volumes against wider differentials; our ability to produce from oil sands facilities on an unconstrained basis; estimates of quantities of bitumen, crude oil, natural gas and NGLs from properties and other sources not currently classified as proved; the accuracy of accounting estimates and judgments; our ability to obtain necessary regulatory and partner approvals; the successful, timely and cost-effective implementation of capital projects, development projects or stages thereof; our ability to meet current and future obligations; estimated abandonment and reclamation costs, including associated levies and regulations applicable thereto; our ability to obtain and retain qualified staff and equipment in a timely and cost-efficient manner; our ability to complete acquisitions and dispositions, including with desired transaction metrics and within expected timelines; the accuracy of climate scenarios and assumptions, including third party data on which we rely; ability to access and implement all technology and equipment necessary to achieve expected future results, including in respect of climate and GHG emissions targets and ambitions and the commercial viability and scalability of emission reduction strategies and related technology and products; collaboration with governments, Pathways Alliance and other industry organizations; alignment of realized WCS prices and WCS prices used to calculate the variable payment to BP Canada Energy Group ULC (“bp Canada”); market and business conditions; forecast inflation and other assumptions inherent in our 2023 guidance available on cenovus.com and as set out below; the availability of Indigenous owned or operated businesses and our ability to retain them; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

2023 guidance, as updated on July 26, 2023, and available on cenovus.com, assumes: Brent price of US$76.00 per barrel, WTI price of US$71.00 per barrel; WCS price of US$54.50 per barrel; Differential WTI-WCS of US$16.50 per barrel; Alberta Energy Company natural gas price of $2.90 per thousand cubic feet; Chicago 3-2-1 crack spread of US$26.50 per barrel; and an exchange rate of $0.75 US$/$.

The risk factors and uncertainties that could cause our actual results to differ materially from the forward-looking information include, but are not limited to: the effect of the COVID-19 pandemic, including any variants thereof, on our business, including any related restrictions, containment, and treatment measures taken by varying levels of government in the jurisdictions in which we operate; the success of our COVID-19 workplace policies; our ability to realize the anticipated benefits of acquisitions in a timely manner or at all; unforeseen or underestimated liabilities associated with acquisitions; risks associated with acquisitions and dispositions; our ability to access or implement some or all of the technology necessary to efficiently and effectively operate our assets and achieve expected future results including in respect of climate and GHG emissions targets and ambitions and the commercial viability and scalability of emission reduction strategies and related technology and products; the development and execution of implementing strategies to meet climate and GHG emissions targets and ambitions; the rising costs associated with carbon offset credits and other environmental credit systems; the effect of new significant shareholders; volatility of and other assumptions regarding commodity prices; the duration of any market downturn; foreign exchange risk, including related to agreements denominated in foreign currencies; our liquidity being sufficient to sustain operations through a prolonged market downturn; that the WTI-WCS differential will remain largely tied to global supply factors and heavy crude processing capacity; our ability to realize the expected impacts of our capacity to store within our oil sands reservoirs barrels not yet produced, including the possible inability to time production and sales at later dates when pipeline and/or storage capacity and crude oil differentials have improved; the effectiveness of our risk management program; the accuracy of cost estimates regarding commodity prices, currency and interest rates; lack of alignment of realized WCS prices and WCS prices used to recalculate the variable payment to bp Canada; product supply and demand; that our share price accurately reflects the value of Cenovus and market capitalization assumptions;

market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks, exposure to counterparties and partners, including the ability and willingness of such parties to satisfy contractual obligations in a timely manner; risks inherent in the operation of our crude-by-rail terminal, including health, safety and environmental risks; our ability to maintain desirable ratios of Net Debt to Adjusted EBITDA and Net Debt to Adjusted Funds Flow; our ability to access various sources of debt and equity capital, generally, and on acceptable terms; our ability to finance growth and sustaining capital expenditures; changes in credit ratings applicable to us or any of our securities; changes to our dividend plans; our ability to utilize tax losses in the future; the accuracy of our oil and natural gas reserves, future production and future net revenue estimates; the accuracy of our accounting estimates and judgements; our ability to replace and expand crude oil and natural gas reserves; the costs to acquire exploration rights, undertake geological studies, appraisal drilling and project developments; potential requirements under applicable accounting standards for impairment or reversal of estimated recoverable amounts of some or all of our assets or goodwill from time to time; our ability to maintain our relationships with our partners and to successfully manage and operate our integrated operations and business; reliability of our assets including in order to meet production targets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; the occurrence of unexpected events resulting in operational interruptions, including at facilities operated by our partners or third parties, such as blowouts, fires, explosions, railcar incidents or derailments, aviation incidents, iceberg collisions, gaseous leaks, migration of harmful substances, loss of containment, releases or spills, including releases or spills from offshore facilities and shipping vessels at terminals or hubs and as a result of pipeline or other leaks, corrosion, epidemics or pandemics, and catastrophic events, including, but not limited to, war, adverse sea conditions, extreme weather events, natural disasters, acts of activism, vandalism and terrorism, and other accidents or hazards that may occur at or during transport to or from commercial or industrial sites and other accidents or similar events; refining and marketing margins; cost escalations, including inflationary pressures on operating costs, such as labour, materials, natural gas and other energy sources used in oil sands processes and downstream operations and increased insurance deductibles or premiums; the cost and availability of equipment necessary to our operations; potential failure of products to achieve or maintain acceptance in the market; risks associated with the energy industry’s and our reputation, social license to operate and litigation related thereto; unexpected cost increases or technical difficulties in operating, constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining bitumen and/or crude oil into petroleum and chemical products; risks associated with technology and equipment and its application to our business, including potential cyberattacks; geo-political and other risks associated with our international operations; risks associated with climate change and our assumptions relating thereto; the timing and the costs of well and pipeline construction; our ability to access markets and to secure adequate and cost effective product transportation including sufficient pipeline, crude-by-rail, marine or alternate transportation, including to address any gaps caused by constraints in the pipeline system or storage capacity; availability of, and our ability to attract and retain, critical and diverse talent; possible failure to obtain and retain qualified leadership and personnel, and equipment in a timely and cost efficient manner; changes in labour demographics and relationships, including with any unionized workforces; unexpected abandonment and reclamation costs; changes in the regulatory frameworks, permits and approvals in any of the locations in which we operate or to any of the infrastructure upon which we rely; government actions or regulatory initiatives to curtail energy operations or pursue broader climate change agendas; changes to regulatory approval processes and land use designations, royalty, tax, environmental, GHG, carbon, climate change and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on our business, our financial results and consolidated financial statements; changes in general economic, market and business conditions; the impact of production agreements among Organization of Petroleum Exporting Countries (“OPEC”) and non-OPEC members; the political, social and economic conditions in the jurisdictions in which we operate or supply; the status of our relationships with the communities in which we operate, including with Indigenous communities; the occurrence of unexpected events such as protests, pandemics, war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits, shareholder proposals and regulatory actions against us. In addition, there are risks that the effect of actions taken by us in implementing targets, commitments and ambitions for environmental, social and governance focus areas may have a negative impact on our existing business, growth plans and future results from operations.

Statements relating to “reserves” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information. You should carefully consider the matters discussed under “Risk Factors” in this prospectus and in any applicable prospectus supplement. You should also refer to “Risk Factors” in the AIF, “Risk Management and Risk Factors” in the Annual MD&A and “Risk Management and Risk Factors” in the Interim MD&A, each as incorporated by reference in this prospectus, and to the risk factors described in other documents incorporated by reference in this prospectus.

You should not place undue reliance on the forward-looking information contained in this prospectus or incorporated by reference in this prospectus, as actual results achieved will vary from such forward-looking information and the variations may be material. We make no representation that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the forward-looking information contained or incorporated by reference in this prospectus is made as of the date of this prospectus or as of the date specified in the documents incorporated by reference in this prospectus, as the case may be. Except as required by applicable securities laws, we undertake no obligation to update publicly or otherwise revise any forward-looking information or the foregoing lists of factors affecting forward-looking information, whether as a result of new information, future events or otherwise.

This cautionary statement qualifies all forward-looking information contained in this prospectus or incorporated by reference in this prospectus.

NOTE RELATING TO RESERVES DISCLOSURE

The securities regulatory authorities in Canada have adopted National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), which imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities. NI 51-101 permits oil and gas issuers, in their filings with Canadian securities regulatory authorities, to disclose proved and probable reserves, and to disclose reserves and production on a gross basis before deducting royalties. Proved reserves are reserves that can be estimated with a high degree of certainty to be recoverable. Probable reserves are those additional reserves that are less certain to be recovered.

We are permitted to disclose reserves in accordance with Canadian securities law requirements and the disclosure in certain of the documents incorporated by reference herein includes reserves designated as probable reserves.

The SEC definitions of proved and probable reserves are different from the definitions contained in NI 51-101; therefore, proved and probable reserves disclosed in the documents incorporated by reference herein in compliance with NI 51-101 may not be comparable to United States standards. The SEC requires United States oil and gas reporting companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and production due to others but permits the optional disclosure of probable reserves.

As permitted by NI 51-101, we have determined and disclosed the net present value of future net revenue from our reserves in our NI 51-101 compliant reserves disclosure using forecast prices and costs. The SEC requires that reserves and related future net revenue be estimated based on historical 12 month average prices, but permits the optional disclosure of revenue estimates based on different price and cost criteria, including standardized future prices.

For additional information regarding the presentation of our reserves and other oil and gas information, see the section entitled “Reserves Data and Other Oil and Gas Information” in the AIF, which is incorporated by reference herein.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation incorporated under and governed by the Canada Business Corporations Act. Most of our directors and officers, and some or all of the experts named in this prospectus, are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors and officers and experts under the United States federal securities laws. We have been advised by our Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Blake, Cassels & Graydon LLP, however, that there is a real doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10 of which this prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of securities under this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this prospectus from documents filed with the securities regulatory authorities in each of the provinces and territories of Canada. Copies of the documents incorporated by reference in this prospectus may be obtained on request without charge from the Corporate Secretary of Cenovus Energy Inc., 4100, 225 6th Avenue S.W., Calgary, Alberta, Canada T2P 0M5, telephone (403) 766-2000. These documents are also available through the internet via the System for Electronic Document Analysis and Retrieval+ (“SEDAR+”), which can be accessed at www.sedarplus.ca.

We file with the securities commission or similar authority in each of the provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance with the Exchange Act, we also file reports with and furnish other information to the SEC. Under the multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared, in part, in accordance with the disclosure requirements of the provincial and territorial securities regulatory authorities of Canada, which differ from those in the United States. Our filings are also electronically available from the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system, which can be accessed at www.sec.gov, as well as from commercial document retrieval services.

Under applicable securities laws in Canada and the United States, we are permitted to incorporate by reference certain information that we file with the securities commissions or similar authorities in Canada and with the SEC, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which were filed with the securities commission or similar authority in each of the provinces and territories of Canada under Canadian securities legislation:

(a)	our audited annual consolidated financial statements and auditor’s report thereon as at and for the year ended December 31, 2022;

(b)	our management’s discussion and analysis for the year ended December 31, 2022 (the “Annual MD&A”);

(c)	our unaudited interim condensed consolidated financial statements as at and for the three and nine months ended September 30, 2023;

(d)	our management’s discussion and analysis for the three and nine months ended September 30, 2023 (the “Interim MD&A”);

(e)	our annual information form dated February 15, 2023 (the “AIF”); and

(f)	our management information circular dated March 1, 2023 in connection with an annual meeting of shareholders held on April 26, 2023 (the “Circular”).

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including any annual information form, annual financial statements (together with the auditor’s report thereon), information circular, interim financial statements, management’s discussion and analysis, material change reports (excluding confidential material change reports) or business acquisition reports filed by us with the securities commissions or similar authorities in the relevant provinces and territories of Canada subsequent to the date of this prospectus and prior to the termination of the offering of Securities under any prospectus supplement shall be deemed to be incorporated by reference into this prospectus. These documents are available through the internet on SEDAR+.

In addition, any similar documents filed by us with the SEC in our periodic reports on Form 6-K or annual reports on Form 40-F and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case after the date of this prospectus, shall be deemed to be incorporated by reference into this prospectus and the registration statement of which this prospectus forms a part, if and to the extent expressly provided in such reports. To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.

Any statement contained in this prospectus or in a document (or part thereof) incorporated by reference, or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained herein or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

We will file updated earnings coverage ratios quarterly with the applicable securities regulatory authorities, including the SEC, either as prospectus supplements or exhibits to our unaudited interim consolidated financial statements and audited annual consolidated financial statements which will be deemed to be incorporated by reference in this prospectus for the purpose of the offering of the Securities.

Upon a new annual information form and related audited annual consolidated financial statements and management’s discussion and analysis being filed by us with the securities commission or similar regulatory authority in each of the provinces and territories of Canada during the term of this prospectus, the previous annual information form, the previous audited annual consolidated financial statements and related management’s discussion and analysis, all unaudited interim consolidated financial statements and related management’s discussion and analysis and all material change reports filed prior to the commencement of our financial year in which the new annual information form and corresponding audited annual consolidated financial statements and management’s discussion and analysis are filed, and all information circulars filed prior to the beginning of the financial year in respect of which the new annual information form relates, shall be deemed no longer to be incorporated into this prospectus for purposes of future distributions of Securities under this prospectus. Upon new unaudited interim consolidated financial statements and related management’s discussion and analysis being filed by us with the securities commission or similar regulatory authority in each of the provinces and territories of Canada during the term of this prospectus, all unaudited interim consolidated financial statements and related management’s discussion and analysis filed prior to the new unaudited interim consolidated financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated into this prospectus for purposes of future distributions of Securities under this prospectus. Upon a new information circular relating to an annual meeting of our shareholders being filed by us with the securities commission or similar regulatory authority in each of the provinces and territories of Canada during the term of this prospectus, the information circular for the preceding annual meeting of our shareholders shall be deemed no longer to be incorporated into this prospectus for purposes of future distributions of Securities under this prospectus. In addition, upon a new annual information form being filed by us with the securities commission or similar regulatory authority in each of the provinces and territories of Canada during the term of this prospectus for which the corresponding audited annual consolidated financial statements include at least nine months of the financial results of an acquired business for which a business acquisition report was filed by us and incorporated by reference into this prospectus, such business acquisition report shall be deemed no longer to be incorporated by reference into this prospectus for the purposes of future distributions of Securities under this prospectus.

All information permitted under applicable securities laws to be omitted from this prospectus will be contained or incorporated by reference in one or more prospectus supplements that will (except in respect of any sales pursuant to an at-the-market distribution) be delivered to purchasers together with this prospectus and any amendments hereto. Each prospectus supplement will be deemed to be incorporated by reference in this prospectus for the purposes of applicable securities legislation as of the date of the prospectus supplement and only for the purposes of the offering of the Securities to which the prospectus supplement pertains.

MARKETING MATERIALS

Any “template version” of “marketing materials” (as those terms are defined under applicable Canadian securities laws) that are utilized in connection with the distribution of Securities will be filed on SEDAR+. In the event that such marketing materials are filed after the date of the applicable prospectus supplement for the offering and before termination of the distribution of such Securities, such filed versions of the marketing materials will be deemed to be incorporated by reference into this prospectus for the purposes of the distribution of the Securities to which the prospectus supplement pertains.

CENOVUS ENERGY INC.

Cenovus is a Canadian-based integrated energy company headquartered in Calgary, Alberta. Our common shares and common share purchase warrants are listed on the TSX and NYSE. Our cumulative redeemable preferred shares series 1, 2, 3, 5 and 7 are listed on the TSX. We are the second largest Canadian-based crude oil and natural gas producer, with upstream operations in Canada and the Asia Pacific region, and the second largest Canadian-based refiner and upgrader, with downstream operations in Canada and the United States.

Our upstream operations include oil sands projects in northern Alberta; thermal and conventional crude oil, natural gas and NGLs projects across Western Canada; crude oil production offshore Newfoundland and Labrador; and natural gas and NGLs production offshore China and Indonesia. Our downstream operations include upgrading and refining operations in Canada and the United States, and commercial fuel operations across Canada.

Our operations involve activities across the full value chain to develop, produce, refine, transport and market crude oil, natural gas and refined petroleum products in Canada and internationally. Our physically integrated upstream and downstream operations help us mitigate the impact of volatility in light-heavy crude oil differentials and contribute to our net earnings by capturing value from crude oil and natural gas production through to the sale of finished products such as transportation fuels.

CONSOLIDATED CAPITALIZATION

Since September 30, 2023, there have been no material changes in our share and loan capital, on a consolidated basis.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we will use the net proceeds we receive from the sale of the Securities for general corporate purposes. Those general corporate purposes may include capital expenditures, the repayment of indebtedness and the financing of acquisitions. The amount of net proceeds to be used for any such purpose will be described in the applicable prospectus supplement. We may invest funds that we do not immediately require in short-term marketable securities. The Selling Securityholders will not, directly or indirectly, receive any proceeds from any offering of Securities by us under this prospectus. We will not, directly or indirectly, receive any proceeds from any sale of Securities by the Selling Securityholders.

DESCRIPTION OF DEBT SECURITIES

In this section only, “we”, “us”, “our” or “Cenovus” refer only to Cenovus Energy Inc. without any of its subsidiaries or partnerships through which it operates. The following description describes certain general terms and provisions of the debt securities.

We may issue debt securities either separately or together with or upon the conversion of or in exchange for other Securities. The particular terms and provisions of each series of debt securities we may offer, including any conversion or exchange rights attaching to the debt securities, will be described in greater detail in the applicable prospectus supplement which may provide information that is different from this prospectus. We reserve the right to include in a prospectus supplement specific variable terms pertaining to the debt securities that are not within the descriptions set forth in this prospectus. To the extent that any terms or provisions or other information described in this prospectus differ from any of the terms or provisions or other information described in a prospectus supplement, the description set forth in this prospectus shall be deemed to have been superseded by the description set forth in the prospectus supplement with respect to those debt securities.

Debt securities offered pursuant to this prospectus may be issued under an indenture dated August 17, 2012 between us and The Bank of New York Mellon, as “Trustee” (as supplemented from time to time, the

“Indenture”). The Indenture is subject to and governed by the United States Trust Indenture Act of 1939, as amended. We may also, from time to time, issue debt securities and incur additional indebtedness pursuant to this prospectus under one or more indentures other than the Indenture as may be described in the applicable prospectus supplement.

General

The applicable prospectus supplement relating to a distribution of debt securities to be issued under the Indenture or otherwise, will disclose the specific terms of such debt securities. Those terms may include some or all of the following:

•	the specific designation and the aggregate principal amount of our debt securities of such series;

•

the extent and manner, if any, to which payment on or in respect of our debt securities of such series will be senior or will be subordinated to the prior payment of our other liabilities and obligations;

•	the percentage or percentages of principal amount at which our debt securities of such series will be issued;

•

the date or dates on which the principal of (and premium, if any, on) our debt securities of such series will be payable and the portion (if less than the principal amount) of our debt securities of such series to be payable upon a declaration of acceleration of maturity and/or the method by which such date or dates shall be determined or extended;

•	the rate or rates (whether fixed or variable) at which our debt securities of such series will bear interest, if any, and the date or dates from which such interest will accrue;

•	the dates on which any interest will be payable and the regular record dates for the payment of interest on our debt securities of such series in registered form;

•

the place or places where the principal of (and premium, if any, and interest, if any, on) our debt securities of such series will be payable, and each office or agency where our debt securities of such series may be presented for registration of transfer or exchange;

•

if other than United States dollars, the currency in which our debt securities of such series are denominated or in which currency payment of the principal of (and premium, if any, and interest, if any, on) such debt securities of such series will be payable;

•	whether our debt securities of such series will be issuable in the form of one or more global securities and, if so, the identity of the depositary for the global securities;

•	any mandatory or optional redemption or sinking fund provisions;

•

the period or periods, if any, within which, the price or prices at which, the currency in which and the terms and conditions upon which our debt securities of such series may be redeemed or purchased by us;

•

the terms and conditions, if any, upon which you may redeem our debt securities of such series prior to maturity and the price or prices at which and the currency in which our debt securities of such series are payable in the event of any such redemption;

•	any index used to determine the amount of payments of principal of (and premium, if any, and interest, if any, on) our debt securities of such series;

•

the terms, conditions and procedures, if any, on which our debt securities of such series may be converted or exchanged for other of our securities, including common shares, preferred shares, debt securities or debt securities of other entities;

•

any other terms of our debt securities of such series, including covenants and events of default which apply solely to a particular series of our debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to our debt securities of such series which do not apply to a particular series of our debt securities;

•	if other than The Depository Trust Company, the person designated as the depositary for our debt securities of such series;

•	any applicable material Canadian and United States federal income tax consequences;

•

whether and under what circumstances we will pay additional amounts on our debt securities of such series in respect of certain taxes (and the terms of any such payment) and, if so, whether we will have the option to redeem our debt securities of such series rather than pay additional amounts (and the terms of any such option);

•	whether the payment of our debt securities of such series will be guaranteed by any other person; and

•	if other than denominations of US$2,000 and any integral multiple of US$1,000 in excess thereof, the denominations in which any securities of the series shall be issuable.

In addition to new issues of debt securities, this prospectus may be used in connection with the remarketing of outstanding debt securities, in which case the terms of the remarketing and of the remarketed debt securities will be set forth in the applicable prospectus supplement. See “Plan of Distribution”.

DESCRIPTION OF SHARE CAPITAL

The following sets forth the terms and provisions of our existing capital. The particular terms and provisions of the common shares and/or preferred shares offered by a prospectus supplement and the extent to which these general terms and provisions apply will be described in such prospectus supplement. Cenovus is authorized to issue: (i) an unlimited number of common shares; and (ii) first preferred shares and second preferred shares (collectively, the “preferred shares”) up to an aggregate number not to exceed 20% of the aggregate number of common shares then outstanding.

Common Shares

The following description is subject to, and qualified by reference to, the terms and provisions of our articles and by-laws.

The holders of common shares are entitled: (i) to receive dividends if, as and when declared by the board of directors of Cenovus (the “Board”); (ii) to receive notice of, to attend, and to vote on the basis of one vote per common share held, at all meetings of shareholders; and (iii) to participate in any distribution of Cenovus’s assets in the event of liquidation, dissolution or winding up or other distribution of Cenovus’s assets among its shareholders for the purpose of winding up its affairs.

The declaration of dividends is at the sole discretion of the Board and is considered each quarter. All dividends will be reviewed by the Board and may be increased, reduced or suspended from time to time. Our ability to pay dividends and the actual amount of such dividends is dependent upon, among other things, our financial performance, our debt covenants and obligations, our ability to meet our financial obligations as they come due, our working capital requirements, our future tax obligations, our future capital requirements, commodity prices and the risk factors set forth in the documents incorporated by reference in this prospectus.

Preferred Shares

The following description is subject to, and qualified by reference to, the terms and provisions of our articles and by-laws.

Preferred shares may be issued in one or more series. The Board may determine the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares before the issue of such series. Holders of preferred shares are not entitled to vote at any meeting of the shareholders of Cenovus, but may be entitled to vote if Cenovus fails to pay dividends on that series of preferred shares. The first preferred shares are entitled to priority over the second preferred shares and the common shares, and the second preferred shares are entitled to priority over the common shares, with respect to the payment of dividends and the distribution of assets of Cenovus in the event of any liquidation, dissolution or winding up of Cenovus’s affairs.

The specific terms of a series of preferred shares, including the designation of the particular series, the number of preferred shares offered, the offering price or the manner of determining the offering price, any voting rights, the dividend rate, the dividend payment dates, the terms for redemption at our option or the option of any holder, any exchange or conversion terms and any other specific terms, as described in a prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this section. Thus, the statements made in this section may not apply to a particular series of preferred shares.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

This section describes the general terms that will apply to any subscription receipts that may be offered by us pursuant to this prospectus.

Subscription receipts may be offered separately or together with common shares and/or other Securities. The subscription receipts will be issued under one or more subscription receipt agreements that will be entered into by us and a subscription receipt agent at the time of issuance of the subscription receipts. To the extent that any terms or provisions or other information described in this prospectus differ from any of the terms or provisions or other information described in a prospectus supplement, the description set forth in this prospectus shall be deemed to have been superseded by the description set forth in the prospectus supplement with respect to those subscription receipts.

A subscription receipt will entitle the holder thereof to receive a common share and/or other Securities, for no additional consideration, upon the completion of a particular transaction or event, typically an acquisition of the assets or securities of another entity by us or one or more of our subsidiaries. The proceeds from an offering of subscription receipts will be held in escrow by an escrow agent pending the completion of the transaction or event or the termination time (the time at which the escrow terminates regardless of whether the transaction or event has occurred). Holders of subscription receipts will receive common shares and/or other Securities upon the completion of the particular transaction or event or, if the transaction or event does not occur by the termination time, a return of the subscription funds for their subscription receipts together with any interest or other income earned thereon, as determined by the terms of the applicable escrow.

Holders of subscription receipts are not shareholders of Cenovus. The particular terms and provisions of subscription receipts offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such subscription receipts. This description will include, where applicable: (i) the number of subscription receipts offered; (ii) the price at which the subscription receipts will be offered; (iii) the terms, conditions and procedures pursuant to which the holders of subscription receipts will become entitled to receive common shares and/or other Securities; (iv) the number of common shares and/or other Securities that may be obtained upon conversion of each subscription receipt; (v) the designation and terms of any other Securities with which the subscription receipts will be offered, if any, and the number of subscription receipts that will be offered with each such Security; (vi) the terms relating to the holding and release of the gross proceeds from the sale of the subscription receipts plus any interest and income earned thereon; (vii) the material income tax consequences of owning, holding and disposing of the subscription receipts; and (viii) any other material terms and conditions of the subscription receipts including, without limitation, transferability and adjustment terms and whether the subscription receipts will be listed on a stock exchange.

DESCRIPTION OF WARRANTS

This section describes the general terms that will apply to any warrants that may be offered by us pursuant to this prospectus.

We may issue warrants to purchase common shares, preferred shares or debt securities. Warrants may be offered separately or together with other Securities and may be attached to or separate from other Securities. The warrants will either be issued under a warrant indenture or an agreement that will be entered into between us and a trustee at the time of issuance of the warrants or will be represented by warrant certificates issued by us.

Holders of warrants are not shareholders of Cenovus. The particular terms and provisions of warrants offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such warrants. This description will include, where applicable: (i) the title or designation of the warrants; (ii) the number of warrants offered; (iii) the price at which the warrants will be offered; (iv) the number of common shares and/or other Securities purchasable upon exercise of the warrants and the procedures for exercise; (v) the exercise price of the warrants; (vi) the dates or periods during which the warrants are exercisable and when they expire; (vii) the designation and terms of any other Securities with which the warrants will be offered, if any, and the number of warrants that will be offered with each such Security; (viii) the material income tax consequences of owning, holding and disposing of the warrants; and (ix) any other material terms and conditions of the warrants including, without limitation, transferability and adjustment terms and whether the warrants will be listed on a stock exchange. To the extent that any terms or provisions or other information described in this prospectus differ from any of the terms or provisions or other information described in a prospectus supplement, the description set forth in this prospectus shall be deemed to have been superseded by the description set forth in the prospectus supplement with respect to those warrants.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

This section describes the general terms that will apply to any share purchase contracts that may be offered by us pursuant to this prospectus.

We may issue share purchase contracts, representing contracts obligating holders to purchase from or sell to us, and obligating us to purchase from or sell to the holders, a specified number of common shares or preferred shares, as applicable, at a future date or dates, and including by way of instalment.

The price per common share or preferred share and the number of common shares or preferred shares, as applicable, may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specific formula or method set forth in the share purchase contracts. We may issue share purchase contracts in accordance with applicable laws and in such amounts and in as many distinct series as we may determine.

The share purchase contracts may be issued separately or as part of units. The share purchase contracts may require us to make periodic payments to the holders of the share purchase contracts or vice versa, and these payments may be unsecured or refunded and may be paid on a current or on a deferred basis. The share purchase contracts may require holders to secure their obligations under those contracts in a specified manner.

Holders of share purchase contracts are not shareholders of Cenovus. The particular terms and provisions of share purchase contracts offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such share purchase contracts. This description will include, where applicable: (i) whether the share purchase contracts obligate the holder to purchase or sell, or both purchase and sell, common shares or preferred shares, as applicable, and the nature and amount of each of those securities, or the method of determining those amounts; (ii) whether the share purchase contracts are to be prepaid or not or paid in instalments; (iii) any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied; (iv) whether the share purchase contracts are to be settled by delivery, or by reference or linkage to the value or performance of common shares or preferred shares; (v) any acceleration, cancellation, termination or other provisions relating to the settlement of the share purchase contracts; (vi) the date or dates on which the sale or purchase must be made, if any; (vii) whether the share purchase contracts will be issued in fully registered or global form; (viii) the material income tax consequences of owning, holding and disposing of the share purchase contracts; and (ix) any other material terms and conditions of the share purchase contracts including, without limitation, transferability and adjustment terms and whether the share purchase contracts will be listed on a stock exchange. To the extent that any terms or provisions or other information described in this prospectus differ from any of the terms or provisions or other information described in a prospectus supplement, the description set forth in this prospectus shall be deemed to have been superseded by the description set forth in the prospectus supplement with respect to those share purchase contracts.

DESCRIPTION OF UNITS

This section describes the general terms that will apply to any units that may be offered by us pursuant to this prospectus.

We may issue units comprised of one or more of the other Securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each Security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included Security. The unit agreement under which a unit is issued may provide that the Securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

The particular terms and provisions of units offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such units. This description will include, where applicable: (i) the designation and terms of the units and of the Securities comprising the units, including whether and under what circumstances those Securities may be held or transferred separately; (ii) any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the Securities comprising the units; (iii) whether the units will be issued in fully registered or global form; and (iv) any other material terms and conditions of the units. To the extent that any terms or provisions or other information described in this prospectus differ from any of the terms or provisions or other information described in a prospectus supplement, the description set forth in this prospectus shall be deemed to have been superseded by the description set forth in the prospectus supplement with respect to those units.

RISK FACTORS

In addition to the risk factors set forth below, additional risk factors relating to our business are discussed in our Annual MD&A and our Interim MD&A, and certain other documents incorporated by reference or deemed to be incorporated by reference in this prospectus, which risk factors are incorporated by reference in this prospectus. Prospective purchasers of Securities should consider carefully the risk factors set forth below, as well as the other information contained in and incorporated by reference in this prospectus and in the applicable prospectus supplement before purchasing Securities offered hereby. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows, or your investment in the Securities could be materially adversely affected.

The common shares may be subject to price and volume fluctuations, and the market price for the common shares following an offering may drop below the offering price.

Securities markets experience considerable price and volume volatility, which may be unrelated to the operating performance of Cenovus or the affected companies. The market price of publicly traded stock is affected by many variables, including the strength of the economy generally, commodity prices, the availability and attractiveness of alternative investments and the breadth of the public market for the stock. The effect of these and other factors on the market price of securities on the stock exchanges on which we trade suggests that the trading price of the common shares may continue to be volatile. These fluctuations may affect the price of the common shares following an offering, and the market price of the common shares may drop below the offering price. As a result of this volatility, you may not be able to sell your common shares at or above the offering price.

The decision to pay dividends and the amount of such dividends is subject to the discretion of the Board based on numerous factors and may vary from time to time.

The amount of cash available to Cenovus to pay dividends, if any, can vary significantly from period to period for a number of reasons, including, among other things: Cenovus’s operational and financial performance; fluctuations in the costs to produce natural gas, bitumen, crude oil and NGLs; the amount of cash required or retained for debt service or repayment; amounts required to fund capital expenditures and working capital requirements; access to equity markets; foreign currency exchange rates and interest rates; and the risk factors set forth in this prospectus and documents incorporated by reference in this prospectus.

The decision whether or not to pay dividends and the amount of any such dividends are subject to the discretion of the Board, which regularly evaluates our proposed dividend payments and the solvency test requirements of the Canada Business Corporations Act. In addition, the level of dividends per common share will be affected by the number of outstanding common shares and other securities that may be entitled to receive cash dividends or other payments. Dividends may be increased, reduced or suspended from time to time. Our ability to pay dividends and the actual amount of such dividends is dependent upon, among other things, our financial performance, our debt covenants and obligations, our ability to meet our financial obligations as they come due, our working capital requirements, our future tax obligations, our future capital requirements, commodity prices and the risk factors set forth in the documents incorporated by reference in this prospectus. The market value of the common shares may deteriorate if Cenovus is unable to meet dividend expectations in the future, and that deterioration may be material.

Credit ratings accorded to Securities may not remain in effect or may change in the future and may not reflect all risks associated with an investment in the Securities.

Our perceived creditworthiness and changes in credit ratings accorded to the Securities, if any, may affect the market price or value and the liquidity of such Securities. There is no assurance that the ratings, if any, accorded to any of such Securities will remain in effect for any given period of time or that the ratings will not be revised or withdrawn entirely in the future by the relevant rating agency. Real or anticipated changes in credit ratings on such Securities may affect the market value of such Securities. In addition, real or anticipated changes in credit ratings can affect the cost of or terms on which we can issue such Securities or obtain alternative financing.

Credit ratings assigned to us and to the Securities by independent rating agencies may not reflect all risks associated with an investment in such Securities. Any credit ratings applied to such Securities are an independent assessment of our ability to pay obligations. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed in this prospectus or documents incorporated by reference in this prospectus on the value of such Securities.

There is an absence of a public market for the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units and there can be no assurance as to the liquidity of the trading market for such Securities or that a trading market for such Securities will develop.

Prior to an offering, there will be no public market for the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units offered pursuant to this prospectus and we may not apply for a listing of such Securities on any securities exchange. As a result, purchasers may not be able to resell such Securities. If such Securities are traded after their initial issue, they may trade at a discount from their initial offering prices depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition. The absence of a public market for such Securities may affect the pricing of such Securities in the secondary market, if any such market develops, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. There can be no assurance as to the liquidity of any trading market of such Securities or that a trading market for such Securities will develop.

In certain circumstances the debt securities may be effectively subordinated to the security interests of our lenders and the indebtedness of our subsidiaries and partnerships.

Unless otherwise provided in a prospectus supplement relating to a series of debt securities, the debt securities will be direct, unsecured and unsubordinated obligations of Cenovus, excluding its subsidiaries and partnerships, and will be effectively subordinated to all existing and future secured debt of Cenovus, to the extent of the assets securing such debt. If we are involved in any bankruptcy, dissolution, liquidation or reorganization, the holders of secured debt would be paid before the holders of debt securities receive any amounts due under the debt securities to the extent of the value of the assets securing the secured debt. In that event, a holder of debt securities may not be able to recover any principal or interest due to them under the debt securities. Although our various debt instruments restrict secured indebtedness, such indebtedness may be incurred, subject to certain conditions.

In addition, our subsidiaries and partnerships may incur indebtedness, subject to certain limitations. The debt securities will be effectively subordinated to creditors of our subsidiaries and partnerships, in that our right to participate as a stockholder or partner in the distribution of the assets of any subsidiary or partnership, as the case may be, upon any such distribution would be subject to the prior claims of the creditors of such subsidiary or partnership, as the case may be. We conduct a substantial portion of our business through corporate and partnership subsidiaries.

The Indenture permits us, at any time and from time to time, to complete reorganizations with any of our wholly-owned direct or indirect subsidiaries and partnerships provided that certain conditions are met. In the event of any such reorganization, the debt securities may continue to be our obligations in circumstances where our assets are comprised of (and potentially limited to) our ownership interest in the subsidiaries through which our operations are thereafter conducted. Such subsidiaries, which following completion of a reorganization may hold all of the assets formerly held by us, are not restricted under the Indenture with respect to subsequent asset dispositions or incurring indebtedness.

Certain Securities may be subject to exchange rate and exchange controls risk.

An investment in debt securities or preferred shares that are denominated in a foreign currency may entail significant risks. Such risks include, without limitation, the possibility of significant changes in rates of exchange between the Canadian dollar and such foreign currency and the possibility of the imposition or modification of foreign controls by either the Canadian or foreign governments. Such risks generally depend on economic and political events over which we have no control. Rates of exchange between Canadian dollars and certain foreign currencies are subject to considerable volatility. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative of fluctuations in such rate that will occur during the term of any such Security. Depreciation of the currency in which the Security is denominated against the Canadian dollar would result in a decrease in the effective yield of such Security below its coupon rate on a Canadian dollar basis, and in certain circumstances could result in a loss to the investor on a Canadian dollar basis.

Future exchange controls may affect the availability of a specified foreign currency and our ability to make payments on Securities in a specified foreign currency.

Certain governments have imposed, and may in the future impose, exchange controls which could affect exchange rates as well as the availability of a specified foreign currency at the time of payment of principal of, and premium, if any, or interest on the Securities. Even if there are no actual exchange controls, it is possible that the specified currency for any such Security will not be available at such Security’s maturity.

In the event that any of the Securities are redeemable, purchasers of such Securities may be adversely impacted.

If any of the Securities are redeemable at our option, as set forth in the applicable prospectus supplement, we may choose to redeem such Securities from time to time, in accordance with our rights, including when prevailing interest rates are lower than the rates borne by such Securities. If prevailing rates are lower at the time of redemption, a purchaser may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the Securities being redeemed. Redemption rights may also adversely impact a purchaser’s ability to sell such Securities as the optional redemption date or period approaches.

Prevailing interest rates for comparable securities will affect the market price or value of the debt securities or preferred shares.

Prevailing interest rates will affect the market price or value of the debt securities or preferred shares. Assuming all other factors remain unchanged, the market price or value of the debt securities or preferred shares may decline as prevailing interest rates for comparable debt securities or preferred shares rise.

In the event that Securities are issued with a floating rate of interest, purchasers of such Securities may be adversely impacted.

An investment in Securities which are issued with a floating rate of interest entails significant risks not associated with investments in fixed rate Securities. The resetting of the applicable rate on a floating rate Security may result in lower interest compared to a fixed rate Security issued at the same time. The applicable rate on a floating rate Security will fluctuate in accordance with fluctuations in the instrument or obligation on which the applicable rate is based, which in turn may fluctuate and be affected by a number of interrelated factors, including economic, financial and political events over which we have no control.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement will describe certain Canadian federal income tax consequences to an investor of acquiring any Securities offered thereunder, including, for investors who are non-residents of Canada, whether the payments of principal, interest or distributions, if any, on the Securities will be subject to Canadian non-resident withholding tax.

The applicable prospectus supplement may also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code).

PLAN OF DISTRIBUTION

We may offer and sell Securities, and the Selling Securityholders may, including in accordance with the terms of certain registration rights agreements entered into with us, as applicable, offer and sell certain Securities to or through underwriters, brokers or dealers (including through crosses or block trades of common shares), directly to one or more purchasers or through agents. In effecting such sales, brokers or dealers may arrange for other brokers or dealers to participate. Broker-dealer transactions may include purchases of the common shares by a broker-dealer as principal and resales of the common shares by the broker-dealer for its account pursuant to this prospectus, ordinary brokerage transactions, or transactions in which the broker-dealer solicits purchasers. These Securities may be offered and sold in Canada and/or the United States and elsewhere where permitted by law.

Securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers, including sales in transactions that are deemed to be at-the-market distributions, including sales made directly on the TSX, the NYSE or other existing trading markets for the Securities, and as set forth in the applicable prospectus supplement. If offered on a non-fixed price basis, the price per Security may vary between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters’, dealers’ or agents’ compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to us, or in the case of Securities offered by the Selling Securityholders, to the Selling Securityholders.

In connection with the sale of Securities, underwriters may receive compensation from us, and from the Selling Securityholders in the case of Securities offered by the Selling Securityholders, or from purchasers of Securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters and any commissions received by them from us and/or the Selling Securityholders, as applicable and any profit on the resale of Securities by them may be deemed to be underwriting commissions under the 1933 Act.

If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities directly from us, or in the case of Securities offered by the Selling Securityholders, the Selling Securityholders may authorize dealers or other persons acting as the Selling Securityholders’ agents to solicit offers by certain institutions to purchase such Securities directly from the Selling Securityholders, in each case, pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

The applicable prospectus supplement will also set forth the terms of the offering relating to particular Securities, including to the extent applicable, the initial offering price, our proceeds and/or those of the Selling Securityholders from the offering, the underwriting concessions or commissions, and any other discounts or concessions to be allowed or reallowed to dealers. Underwriters with respect to the particular Securities sold to or through underwriters by us and/or the Selling Securityholders, as applicable, will be named in the prospectus supplement relating to such Securities.

Subject to applicable laws, in connection with any offering of Securities, other than an at-the-market distribution, the underwriters or agents, as the case may be, may over-allot or conduct transactions intended to stabilize, maintain or otherwise affect the market price for the Securities at levels other than those which otherwise might prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time.

No underwriter or agent of an at-the-market distribution, and no person or company acting jointly or in concert with an underwriter or agent, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or securities of the same class as the Securities distributed under the prospectus supplement applicable to the at-the-market distribution, including selling an aggregate number or principal amount of Securities that would result in the underwriter or agent, as applicable, creating an over-allocation position in the Securities.

Under agreements which may be entered into by us and/or the Selling Securityholders, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by us and/or the Selling Securityholders against certain liabilities, including liabilities under the 1933 Act and Canadian provincial and territorial securities legislation, or to contributions with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we and/or the Selling Securityholders enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Any offering of debt securities, preferred shares, subscription receipts, warrants, share purchase contracts or units will be a new issue of securities with no established trading market. Unless otherwise specified in a prospectus supplement, the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts or units will not be listed on any securities exchange or on any automated dealer quotation system. This may affect the pricing of the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units in the secondary market, the transparency and availability of trading prices, the liquidity of the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units and the extent of issuer regulation. Certain broker-dealers may make a market in the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts or units, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you that any broker-dealer will make a market in the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts or units of any series or as to the liquidity of the trading market, if any, for such securities.

The Selling Securityholders may also enter into derivative transactions with third parties. If a prospectus supplement so indicates, in connection with those derivatives, the third parties may sell certain Securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third parties may use such Securities pledged by the Selling Securityholders or borrowed from the Selling Securityholders or others to settle those sales or to close out any related open borrowings of such Securities, and may use such Securities received from the Selling Securityholders in settlement of those derivatives to close out any related open borrowings of such Securities. The third parties in such sale transactions will be underwriters and will be identified in the applicable prospectus supplement.

Certain Securities held by the Selling Securityholders and covered by this prospectus may be sold in private transactions or under Rule 144 under the 1933 Act, or under another exemption from the registration requirements of the 1933 Act, rather than pursuant to this prospectus.

EARNINGS COVERAGE

Information regarding earnings coverage ratios will be provided in the applicable prospectus supplement relating to an offering of Securities, as required by applicable securities laws.

SELLING SECURITYHOLDERS

This prospectus may also, from time to time, relate to the offering of certain Securities by way of a secondary offering by certain Selling Securityholders.

The terms under which certain Securities may be offered by the Selling Securityholders will be described in the applicable prospectus supplement. The prospectus supplement for or including any offering of such Securities by the Selling Securityholders will include, without limitation, where applicable: (a) the identity of the Selling Securityholder; (b) the number and type of Securities owned, controlled or directed by the Selling Securityholder; (c) the number and type of Securities being distributed for the account of the Selling Securityholder; and (d) the number and type of Securities to be owned, controlled or directed by the Selling Securityholder after the distribution and the percentage that number or amount represents out of the total number of outstanding Securities of the applicable type; (e) whether such Securities are owned by the Selling Securityholder, both of record and beneficially, of record only or beneficially only; (f) if a Selling Securityholder purchased any such Securities held by such Selling Securityholder within the two years preceding the date of the prospectus supplement, the date or dates such Selling Securityholder acquired such Securities; (g) if the Selling Securityholder acquired such Securities held by such Selling Securityholder within the 12 months preceding the date of the prospectus supplement, the cost thereof to the Selling Securityholder in the aggregate and on an average cost-per-security basis; (h) the disclosure required by Item 1.11 of 44-101F1 and the Selling Securityholder will file a non-issuer’s submission to jurisdiction form with the applicable prospectus supplement, if applicable; and (i) all other information that is required to be included in the applicable prospectus supplement.

LEGAL MATTERS

Unless otherwise specified in the applicable prospectus supplement, certain legal matters relating to Canadian law in connection with the offering of Securities will be passed upon for us by Blake, Cassels &

Graydon LLP, Calgary, Alberta and certain legal matters relating to United States law in connection with the offering of Securities will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. As of the date of this prospectus, the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of our outstanding securities.

For additional information, see “Interests of Experts” in the AIF incorporated by reference into this prospectus.

RELIANCE ON EXEMPTIONS FOR WELL-KNOWN SEASONED ISSUERS

The securities regulatory authorities in each of the provinces and territories of Canada have adopted substantively harmonized blanket orders, including Alberta Securities Commission Blanket Order 44-501 Re Exemption from Certain Prospectus Requirements for Well-Known Seasoned Issuers (collectively with the equivalent local blanket orders in each of the other provinces and territories of Canada, the “WKSI Blanket Orders”). This prospectus has been filed by Cenovus in reliance upon the WKSI Blanket Orders, which permit “well-known seasoned issuers”, or “WKSIs”, to file a final short form base shelf prospectus as the first public step in an offering, and exempt qualifying issuers from certain disclosure requirements relating to such final short form base shelf prospectus. As of the date hereof, Cenovus has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus is a part insofar as required by the SEC’s Form F-10:

•	the documents listed in the third paragraph under “Where You Can Find More Information” in this prospectus;

•	our supplementary information — oil and gas activities (unaudited) for the fiscal year ended December 31, 2022;

•	the consent of our auditor, PricewaterhouseCoopers LLP;

•	the consent of our Canadian counsel, Blake, Cassels & Graydon LLP;

•	the consents of our independent qualified reserves evaluators, GLJ Ltd. and McDaniel & Associates Consultants Ltd.;

•	the Indenture;

•	powers of attorney from our directors and officers; and

•	the statements of eligibility of the Bank of New York Mellon on Form T-1.

U.S.$1,000,000,000

Cenovus Energy Inc.

    4.650% Notes due 2031

    5.400% Notes due 2036

PROSPECTUS SUPPLEMENT

November 18, 2025

Joint Book-Running Managers

J.P. Morgan	CIBC Capital Markets	Goldman Sachs & Co. LLC	Mizuho

BofA Securities	MUFG	TD Securities

Senior Co-Managers

ATB Capital Markets	BMO Capital Markets	Scotiabank

Co-Manager

Desjardins Capital Markets